Exhibit (a)(1)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

A.S.V., INC.

at

$18.00 NET PER SHARE

by

Terex Minnesota, Inc.

a Wholly Owned Subsidiary of

TEREX CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF MONDAY, FEBRUARY 25, 2008, UNLESS THE OFFER IS EXTENDED.

Terex Minnesota, Inc. (“Purchaser”), a Minnesota corporation and a direct wholly-owned subsidiary of Terex Corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of A.S.V., Inc., a Minnesota corporation (the “Company” or “ASV”), at a price per share of $18.00 net to the sellers in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated January 28, 2008 (this “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 13, 2008, by and among Parent, Purchaser and the Company (the Agreement and Plan of Merger, as it may be amended from time to time, the “Merger Agreement”). After the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”).

The Company’s board of directors (i) has determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the holders of Shares and; and (ii) recommends that the holders of Shares accept the Offer and tender their Shares into the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares that represents a majority of all of the outstanding Shares on a fully diluted basis. See Section 15—”Certain Conditions to the Offer.”

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

January 28, 2008

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IMPORTANT

Any shareholder of the Company wishing to tender Shares in the Offer must, prior to expiration of the Offer, (i) complete and sign the letter of transmittal (or a facsimile) that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined in this Offer) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—”Procedures for Accepting the Offer and Tendering Shares” or (ii) request the shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the shareholder wishes to tender Shares.

A shareholder who desires to tender Shares and whose certificates representing the Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares by following the procedures for guaranteed delivery set forth in Section 3.

Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

i

SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of this Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and you should carefully read the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal.

Securities Sought:	All outstanding shares of common stock, par value $0.01 per share, of A.S.V., Inc.

Price Offered Per Share:	$18.00 net to the sellers in cash, without interest

Scheduled Expiration of Offer:	12:00 midnight, New York City time, at the end of February 25, 2008

Purchaser:	Terex Minnesota, Inc., a wholly-owned subsidiary of Terex Corporation

ASV Board Recommendation:	The board of directors of ASV recommends that you accept the Offer and tender your Shares pursuant to the Offer

The following are some of the questions that you, as a shareholder of ASV, may have and answers to those questions. You are urged to carefully read this entire Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements, constitute the “Offer”) before making any decision on whether to tender your Shares.

Unless the context requires otherwise, all references in this Summary Term Sheet to “Purchaser,” “we,” “us,” or “our” are to Terex Minnesota, Inc.

Who is offering to purchase my Shares?

•

Terex Minnesota, Inc. is offering to purchase your Shares. We were formed in Minnesota for the purpose of making the Offer and merging with and into the Company. We are a direct wholly-owned subsidiary of Terex Corporation, a Delaware corporation (“Terex” or “Parent”). We are making this offer pursuant to the Agreement and Plan of Merger, dated January 13, 2008 (as amended from time to time, the “Merger Agreement”), among Parent, Purchaser and the Company.

•	See Section 9– “Certain Information Concerning Purchaser and Parent” for more information about us.

What are we seeking to purchase, at what price, and do ASV shareholders have to pay any brokerage or similar fees to tender their Shares?

•

We are offering to purchase all of the outstanding Shares at a price per share of $18.00 net to the sellers in cash, without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. The ASV board of directors has determined that the Offer and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the holders of Shares, and recommends that the holders of Shares accept the Offer and tender their Shares into the Offer.

•

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender your Shares. You should consult your broker or nominee to determine whether any charges will apply.

•	See the “Introduction” and Section 17– “Certain Fees and Expenses” for more information.

Why are you making the Offer?

•

We are making the Offer because we believe it is the fastest and most efficient method for obtaining control of the Company and completing the acquisition of the Company. Under the Merger Agreement, we are required to commence the Offer as the first step in our plan to acquire all the outstanding Shares. After the completion of the Offer and the satisfaction or waiver of certain conditions, Terex Minnesota, Inc. will merge with and into the Company, and the Company will be the surviving corporation. We refer to this as the “Merger”. In the Merger, Shares not acquired in the Offer will be converted into the right to receive the cash price per Share paid in the Offer, without interest. The Offer should allow shareholders to receive consideration for their Shares more promptly than if we had pursued a merger without first making a tender offer.

•	See the “Introduction” and Section 12– “Purpose of the Offer; Plans for the Company” for more information.

Do you have the financial resources to make payment?

•

Yes. The total amount of funds necessary to complete the transactions contemplated by the Merger Agreement, including the Offer and the Merger, is approximately $488 million. Parent has sufficient working capital to provide Purchaser with all funds necessary for Purchaser to meet its payment obligations with respect to the Offer and the Merger.

•	See Section 13– “Source and Amount of Funds” for more information.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;
•	we, through Parent, will have sufficient funds available to purchase all Shares tendered in the Offer;
•	the Offer is not subject to any financing condition; and
•	if we consummate the Offer, we expect to acquire any Shares not tendered in the Offer for the same cash price in the Merger, which also will not be subject to any financing condition.
•	See Section 13– “Source and Amount of Funds” for more information.

How long do I have to decide whether to tender into the Offer?

•

You have until the expiration of the Offer to tender your Shares. The Offer currently is scheduled to expire at 12:00 Midnight, New York City time, at the end of Monday, February 25, 2008. If the Offer is extended, we will issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the first business day following the date the Offer is scheduled to expire.

•

The Offer may also be extended through a subsequent offering period. A subsequent offering period is an additional period of time beginning after we have completed the purchase of Shares tendered during the Offer, during which shareholders may tender, but not withdraw, their Shares and receive the Offer consideration. We will provide a subsequent offering period under the circumstances described in Section 1– “The Terms of the Offer; Expiration Date” .

•	See Section 1– “Terms of the Offer; Expiration Date” for more information.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that we will extend the Offer:

•

if at the then-scheduled expiration date of the Offer, any of the conditions to our obligation to accept for payment and pay for the Shares has not been satisfied or waived, until the earlier of (i) June 30, 2008 or (ii) the time that such conditions are satisfied or waived (provided that any extension will be in increments of not more than five business days, unless agreed by ASV in writing); provided that, if all the conditions to the Offer other than the Minimum Tender Condition are satisfied, the Purchaser has the right to terminate the Offer 30 days after the date all the conditions to the Offer other than the Minimum Tender Condition have been satisfied (provided that Purchaser may not terminate the Offer if a Competing Proposal (as defined in Section 11— “Transaction Documents; The Merger Agreement”) has been publicly announced and has not been withdrawn); and

•	for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or the NASDAQ Global Market applicable to the Offer.
•

In addition, if, after the first date we accept Shares tendered in the Offer for payment, the number of Shares beneficially owned by us (together with our affiliates) is less than 90% of all of the then-outstanding Shares, then, at our discretion, we may elect to extend the Offer through subsequent offering periods, during which shareholders may tender, but not withdraw, their Shares.

•	See Section 1– “Terms of the Offer; Expiration Date” for more information.

What are the conditions to the Offer?

We are not obligated to purchase any tendered Shares if:

•

there shall not be validly tendered and not withdrawn that number of Shares which represent at least a majority of all outstanding Shares on a fully-diluted basis (which assumes the conversion or exercise of all derivative securities or other rights to acquire Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer;

•

any waiting period (and any extension) applicable to the purchase of the Shares pursuant to the Offer under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or been terminated;

•	any of the Retention Agreements entered into by certain officers of the Company (described in Section 11– “Transaction Documents”) shall not be in full force and effect; and
•

certain other conditions have not been satisfied, including conditions with respect to: the accuracy of the representations and warranties of the Company set forth in the Merger Agreement; the compliance by the Company in all material respects with its covenants set forth in the Merger Agreement; the absence of certain legal impediments to the Offer or the Merger; the absence of any Material Adverse Effect (as defined in Section 15– “Certain Conditions to the Offer”) on the Company; receipt of certain necessary approvals by governmental entities, including approval from the German Federal Cartel Office; and receipt of certain necessary consents from third parties.

•	See Section 15– “Certain Conditions to the Offer” and Section 16– “Certain Legal Matters; Required Regulatory Approvals” for more information.

Has any shareholder previously agreed to tender Shares in the Offer?

•

Yes. Caterpillar Inc. has agreed to tender 5,242,450 Shares, representing approximately 19.6% of the currently outstanding Shares, into the Offer pursuant to the Tender, Voting and Option Agreement. See Section 11– “Transaction Documents” for a description of the Tender, Voting and Option Agreement.

Do you currently own any Shares?

•

Yes. We own 77,385 Shares, representing approximately .3% of the currently outstanding Shares, as of January 28, 2008. (We expressly disclaim ownership of Shares subject to the Tender, Voting and Option Agreement).

How do I accept the Offer and tender my Shares?

•

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), no later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period.

•	See Section 3– “Procedures for Accepting the Offer and Tendering Shares” for more information.

If I accept the Offer, when will I get paid?

•

If the conditions to the Offer as described in the Introduction and set forth in Section 15 are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $18.00 (subject to adjustment for applicable withholding taxes), promptly following our acceptance of the Shares in the Offer.

•	See Section 2– “Acceptance for Payment and Payment” for more information.

Until when can I withdraw my previously tendered Shares?

•

You may withdraw all or a portion of your tendered Shares by delivering written or facsimile notice to the Depositary prior to the expiration of the Offer. Further, if we have not agreed to accept your Shares for payment within 60 days of the commencement of the Offer, you can withdraw them at any time after that 60-day period until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn.

•	See Section 4– “Withdrawal Rights” for more information.
•

We may provide a subsequent offering period under the circumstances described above under the caption entitled “Can the Offer be extended and under what circumstances?”. In the event that we provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during this subsequent offering period or to Shares tendered in the Offer and accepted for payment.

•	See Section 1– “Terms of the Offer; Expiration Date” for more information.

How do I withdraw previously tendered Shares?

•

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker or other nominee, you must instruct the broker or other nominee to arrange for the withdrawal of your Shares.

•	See Section 4– “Withdrawal Rights” for more information.

What does the Company’s board of directors recommend with respect to the Offer?

•

The Company’s board of directors (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the holders of Shares; and (ii) recommends that the holders of Shares accept the Offer and tender their Shares into the Offer.

•	See the “Introduction” for more information.

If I do not tender but the Offer is successful, what will happen to my Shares?

•

If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the same amount of cash per share, without interest, as if you had tendered your Shares in the Offer (unless you properly exercise dissenters’ rights under the Minnesota Business Corporation Act, which we refer to as the “MBCA”), as described below.

•

If as a result of the Offer or otherwise we own at least 90% of the outstanding Shares, we will be able to effect the Merger under the MBCA without a vote of the Company’s shareholders. In that case, as soon as practicable after consummation of the Offer, we will cause the Company to consummate a so-called “short-form merger” pursuant to which each then-outstanding Share (other than Shares held by Parent, Purchaser or any other subsidiary of Parent and Shares that are owned by shareholders who perfect and do not withdraw a demand for dissenters’ rights pursuant to Section 302A.473 of the MBCA), will automatically be converted into the right to receive cash equal to $18.00 per share, without interest, which is the “Offer Price”. If we do not acquire a sufficient number of Shares pursuant to the Offer to permit us to complete a short-form merger, we intend to exercise our option under the Short Form Merger Option Agreement, dated as of January 13, 2008, among Parent, Purchaser and the Company (as more fully described in Section 11 – “Transaction Documents”) if it would result in our ownership of sufficient Shares for us to complete the short-form merger and we would then promptly effect a short-form merger.

•

If we do not acquire sufficient Shares to complete a short-form merger, the Company will call a shareholders meeting, at which shareholders will vote upon the plan of merger attached to the Merger Agreement (the “Plan of Merger”). If required by applicable law, an information statement relating to such shareholders meeting and vote and complying with applicable SEC rules would be circulated to shareholders. At the shareholders’ meeting, if any, we will vote our Shares acquired in the Offer, which will be sufficient for the approval of the Plan of Merger regardless of the vote of any other shareholders.

If a majority of Shares are tendered, will the Company continue as a public company?

•

Upon consummation of the Merger, the Company will no longer be publicly owned. In addition, prior to the consummation of the Merger, if we purchase Shares in the Offer, there may be so few remaining shareholders and publicly held Shares that the Shares may no longer be eligible to be traded through the NASDAQ Global Market or any other securities market. If that occurs, there may not be a public trading market for the Shares, or any public trading market may be highly illiquid and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. In addition, it is possible that, following the Offer, the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers.

•	See Section 7– “Effect of the Offer on the Market For the Shares; NASDAQ Listing; Margin Regulations; Exchange Act Registration” for more information.

Will there be any change in the Company’s board of directors following the Offer?

•

Under the terms of the Merger Agreement, following the purchase of Shares pursuant to the Offer, Parent will be entitled to designate for appointment to the board of directors of the Company a pro rata number of directors based upon the percentage that the Shares owned by Parent and its affiliates bears to the total number of Shares then outstanding (including Shares accepted for payment in the Offer) subject to the requirement that a minimum of three “disinterested” members of the current board of directors of the Company remain in office until the consummation of the Merger.

Are dissenters’ rights available in either the Offer or the Merger?

•

Dissenters’ rights are not available in the Offer. After the Offer, if the Merger takes place, dissenters’ rights will be available to holders of Shares who do not vote in favor of the Merger, subject to and in accordance with Section 302A.473 of the MBCA. A holder of Shares must properly perfect its right to seek fair value of such Shares under Minnesota law in connection with the Merger in order to exercise dissenters’ rights. The value that you would receive if you perfect dissenters’ rights could be more or less than the price per Share to be paid in the Merger.

•	There are several potential risks with seeking dissenters’ rights.
•

First, in order to exercise dissenters’ rights, you must hold Shares as of the Merger and not have previously tendered those Shares in the Offer. If an insufficient number of Shares are tendered in the Offer after a certain number of extensions of the Offer period, then Purchaser will have the right to terminate the Merger Agreement and the transactions contemplated thereby, in which case holders of Shares will not be entitled to exercise dissenters’ rights.

•

Second, the fair value of the Shares determined in the dissenters’ rights process could be more or less than the price per Share to be paid in the Offer and the Merger. Any judicial determination of fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer and the Merger or the market value of the Shares. There is a risk, therefore, that a holder of Shares seeking dissenters’ rights will receive less than the consideration received by the holders of Shares tendering in the Offer.

•

Finally, holders exercising their dissenters’ rights will receive the fair value of their Shares later than they would receive the Offer consideration if they had tendered such Shares in the Offer. Purchaser will pay for all Shares validly tendered and not withdrawn in the Offer promptly after completion of the Offer. Shareholders exercising dissenters’ rights will not receive the Company’s estimate of the fair value of their Shares until after completion of the second-step Merger and will not receive any additional elements of fair value until after a judicial hearing to determine the fair value of the Shares, which could occur significantly after the completion of the Offer.

•	See Section 16– “Certain Legal Matters; Required Regulatory Approvals” for more information.

What are the U.S. federal income tax consequences of the Offer and the Merger?

•

The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (including any cash withheld for tax purposes) and the holder’s adjusted tax basis in the Shares. All holders of Shares are strongly urged to consult their tax advisors as to the specific tax consequences to them of selling Shares pursuant to the Offer or receiving cash in exchange for Shares pursuant to the Merger, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws in their particular circumstances.

•

See Section 5– “Certain Material United States Federal Income Tax Consequences of the Offer and the Proposed Merger” for more information, including certain U.S. federal income tax consequences of the Offer and the Merger to non-U.S. holders.

What is the market value of my Shares as of a recent date?

•

The offer price of $18.00 per share represents an approximate 46% premium over the closing price for the Shares on January 11, 2008 ($12.29 per share), the trading day immediately preceding the first public announcement of the Merger Agreement and our intention to make the Offer. You should obtain a recent quotation for your Shares before deciding whether or not to tender.

•	See Section 6 for more information.

Whom can I call with questions?

•	You can call MacKenzie Partners, Inc., our Information Agent, collect at (212) 929-5500 or toll-free at (800) 322-2885.

To the Holders of Shares of Common Stock of A.S.V., Inc.:

INTRODUCTION

Terex Minnesota, Inc. (the “Purchaser”), a Minnesota corporation and a wholly owned direct subsidiary of Terex Corporation, a Delaware corporation (“Parent”), hereby offers to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of A.S.V., Inc., a Minnesota corporation (“ASV” or the “Company”), at a price per share of $18.00 (the “Offer Price”) net to the sellers in cash without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements, constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 13, 2008 (as may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, and the Company will be the surviving corporation (the “Merger”).

Tendering shareholders who are record owners of their Shares and tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult this institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined in this Offer to Purchase). The term “Minimum Tender Condition” requires that there will be validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares which represents at least a majority of all outstanding Shares on a fully diluted basis at the time of the expiration of the Offer. The Offer is also subject to other conditions described in this Offer to Purchase. See Section 15 - “Certain Conditions to the Offer.”

The Company’s board of directors (the “Company Board”) (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the holders of Shares; and (ii) recommends that the holders of Shares accept the Offer and tender their Shares into the Offer.

The Company has represented in the Merger Agreement that, as of the close of business on January 7, 2008, there were 26,733,552 Shares issued and outstanding and outstanding options to purchase an aggregate of 2,135,303 Shares. Accordingly, based upon this representation, satisfaction of the Minimum Tender Condition will require that 14,434,428 Shares be validly tendered prior to the expiration of the Offer and not withdrawn. Pursuant to a Tender, Voting and Option Agreement, a shareholder has agreed to tender 5,242,450 Shares, representing approximately 19.6% of the currently outstanding Shares.

The Merger Agreement provides that, subject to certain conditions, Purchaser will be merged with and into the Company and the Company will continue as the surviving corporation (the “Surviving Corporation”), which will be wholly owned by Parent. Upon the filing of Articles of Merger in accordance with the Minnesota Business Corporation Act (the “MBCA”) and in accordance with the Merger Agreement (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held by Parent, Purchaser and any other subsidiary of Parent and Shares that are owned by shareholders who have perfected and not withdrawn a demand for dissenters’ rights pursuant to Section 302A.473 of the MBCA, will automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”).

Consummation of the Merger is conditioned upon the approval of the plan of merger attached to the Merger Agreement (the “Plan of Merger”) by the requisite number of shareholders of the Company if required by the MBCA. Subject to the exception specified in the following paragraph, under the MBCA, the affirmative vote of a majority of the outstanding Shares to approve the Plan of Merger is the only vote of any class or series of the Company’s capital stock that would be necessary to approve the Merger. If Shares are purchased pursuant to the Offer, Parent and Purchaser will own sufficient Shares to approve the Plan of Merger regardless of the vote of other shareholders and we have agreed to vote all Shares we own to approve the Plan of Merger. If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the same amount of cash per share, without interest, as if you had tendered your Shares in the Offer (unless you properly exercise dissenters’ rights).

If, as a result of the Offer or otherwise, Purchaser owns at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger under the MBCA without a vote of the Company’s shareholders. In that case, Purchaser, as soon as practicable after consummation of the Offer, will cause the Company to consummate a so-called “short-form merger”, pursuant to which each then-outstanding Share (other than Shares held by Parent, Purchaser and any other subsidiary of Parent and Shares that are owned by shareholders who perfect and do not withdraw a demand for dissenters’ rights pursuant to Section 302A.473 of the MBCA) will automatically be converted into the right to receive the Merger Consideration. If Purchaser acquires a sufficient number of Shares pursuant to the Offer, Purchaser will exercise its option under the Short Form Merger Option Agreement (as defined in Section 11– “Transaction Documents”), to the extent of available authorized Shares, subject to certain limitations, to purchase a number of Shares sufficient for Purchaser to own at least 90% of the outstanding Shares and promptly effect a short-form merger. If Purchaser does not acquire sufficient Shares to complete a short-form merger, then the Company will call a shareholders meeting, at which shareholders can vote upon the Plan of Merger. If we purchase Shares pursuant to the Offer, we will own a sufficient number of Shares to ensure approval of the Plan of Merger regardless of the vote of any other shareholders and we have agreed to vote all Shares we own in favor of the Merger. If required by applicable law, an information statement relating to such shareholders meeting and vote and complying with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”) would be circulated to shareholders.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	TERMS OF THE OFFER; EXPIRATION DATE.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4– “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of Monday, February 25, 2008 (20 business days from the date of commencement of the Offer), unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described below); (ii) the absence of any legal restraints of a governmental entity that prohibits or makes illegal the consummation of the Offer or the Merger; (iii) the expiration or termination of all statutory waiting periods (and any extensions ) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iv) various other conditions described in Section 15– “Certain Conditions to the Offer.” The term “Minimum Tender Condition” is defined in Section 15– “Certain Conditions to the Offer” and generally requires that there will be validly tendered and not withdrawn prior to the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, that number of Shares which represents at least a majority of all outstanding Shares on a fully diluted basis at the time of the expiration of the Offer.

The Merger Agreement provides that Purchaser must extend the Offer: (i) if, at the then-scheduled expiration date of the Offer, any of the conditions to Purchaser being required to accept for payment or pay for any Shares (the “Tender Offer Conditions”) have not been satisfied or waived, until the time that these conditions are satisfied or waived (any extension will be in increments of not more than five business days, unless a longer period of time is agreed to by the Company in writing); however, if all the Tender Offer Conditions other than the Minimum Tender Condition are satisfied, the Purchaser has the right to terminate the Offer 30 days after the date all of the other Tender Offer Conditions have been satisfied; provided, that Purchaser may not terminate the Offer if a Competing Proposal (as defined in Section 11– “Transaction Documents”) has been publicly announced and not withdrawn; and (ii) for any period required by any rule or interpretation of the SEC or its staff or the NASDAQ Stock Market applicable to the Offer. In addition, if all of the Tender Offer Conditions are satisfied or waived and Shares have been accepted for payment, but the number of Shares acquired by Purchaser, Parent and its subsidiaries and affiliates (which includes Shares tendered in the Offer and not withdrawn) is less than 90% of the number of Shares then-outstanding, Purchaser may, in its sole discretion, elect to provide for a “subsequent offering period” (a “Subsequent Offering Period”) (and one or more extensions thereof) in accordance with Rule 14d-11 of the Exchange Act. If included, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. In accordance with Rule 14d-11 of the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for all Shares as they are tendered during the Subsequent Offering Period.

During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 27, 2008 (60 days after commencement of the Offer) except during any Subsequent Offering Period. If the initial offering period has expired and Purchaser initiates a Subsequent Offering Period, Shares tendered during the Subsequent Offering Period may not be withdrawn. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share certificates evidencing Shares (the “Share Certificates”) to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 below), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser reserves the right (x) to increase the price per Share payable in the Offer and (y) to waive any condition to the Offer (with any waiver of the Minimum Tender Condition requiring the prior written consent of the Company). Purchaser may modify the terms of the Offer, subject to compliance with the Exchange Act but, without the consent of the Company, Purchaser may not (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) extend or change the expiration date of the Offer (other than extensions required or permitted under the terms of the Merger Agreement); or (iv) amend or modify any other term of the Offer in any manner adverse to the holders of Shares.

The rights reserved by Purchaser by the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15– “Certain Conditions to the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement, if required. This announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of those changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described under Section 4– “Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the bidder’s offer.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. The staff of the SEC has stated that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if a material change is made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought (which modification would require the written consent of the Company) or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of this increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of the tenth business day. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Company has provided Purchaser with its shareholder list and security position listings for the purpose of disseminating the Offer and other offering material to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 15– “Certain Conditions to the Offer,” Purchaser will accept for payment, and promptly following the Expiration Date will pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date. Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16– “Certain Legal Matters; Required Regulatory Approvals.” If there is a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay, for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1– “Terms of the Offer; Expiration Date.”

In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share Certificates or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3– “Procedures for Accepting the Offer and Tendering Shares”; (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of this Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce this agreement against the participant.

For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for the Shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting the payments to tendering shareholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and these Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described under Section 4– “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3– “Procedures for Accepting the Offer and Tendering Shares,” these Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tenders. In order for a shareholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at this address or (B) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below under “Guaranteed Delivery.” Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

For Shares to be validly tendered during any Subsequent Offering Period, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered, unless the holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on the Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing the shareholder’s Shares are not immediately available or the shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or the shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, those Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;
•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing the Shares or a Book-Entry Confirmation of a book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3; (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that the shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information

Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any notification.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as that shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of that shareholder’s rights with respect to the Shares tendered by that shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares. All powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when, and only to the extent that, Purchaser accepts for payment the tendered Shares. Upon this appointment, all prior powers of attorney, proxies and consents given by a shareholder with respect to Shares or other securities or rights issued or issuable in respect to Shares will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by that shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to the Shares and other securities or rights issued or issuable in respect of the Shares, including in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of the Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to the Shares and other related securities or rights issued or issuable in respect of the Shares, including voting at any meeting of shareholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (“IRS”) 28% of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain shareholders of the Offer Price for Shares purchased pursuant to the Offer, each shareholder must provide the Depositary with the shareholder’s correct taxpayer identification number (“TIN”) and certify that the shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If such shareholder is an individual, the TIN is such shareholder’s social security number. Certain shareholders (including all corporations and certain foreign individuals and entities) may not be subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer who are U.S. persons (as defined for U.S. federal income tax purposes) should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary or downloaded from the IRS’ website) in order to avoid backup withholding. Those shareholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.	WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. However, Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 27, 2008 (60 days after commencement of the Offer) except during any Subsequent Offering Period.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3– “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date or during any Subsequent Offering Period.

During any Subsequent Offering Period (i) no withdrawal rights will apply to Shares tendered during the Subsequent Offering Period and (ii) no withdrawal rights will apply to Shares that were previously tendered in the Offer and accepted for payment. See Section 1– “Terms of the Offer; Expiration Date.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any notification.

5.	CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to shareholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and is not tax advice. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to shareholders of the Company. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, each as in effect as of the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences described herein.

This discussion assumes that a holder holds Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances, or that may apply to a holder that is subject to special treatment under the U.S. federal income tax laws (including, for example, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting for their securities, holders subject to the alternative minimum tax, persons that have a functional currency other than the U.S. dollar, tax-exempt organizations, financial institutions, mutual funds, partnerships or other pass-through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain expatriates, corporations that accumulate earnings to avoid U.S. federal income tax, holders who hold Shares as part of a hedge, straddle, constructive sale or conversion transaction, holders that hold 5% or more of any class of Shares, or holders who acquired their Shares through the exercise of Company Options or other compensation arrangements). This discussion also does not address any tax considerations under state, local, or foreign tax laws, or U.S. federal laws other than those pertaining to the U.S. federal income tax that may apply to holders. The U.S. federal income tax consequences set forth below are not intended to constitute a complete description of all tax consequences relating to the Offer and the Merger. Holders are urged to consult their own tax advisors to determine the particular tax consequences of, including the application and effect of any state, local or foreign income and other tax laws to, the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

If any entity that is treated as a partnership for U.S. federal tax purposes holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the entity. If you are a partner of a partnership or a member of a limited liability company or other entity classified as a partnership for U.S. federal tax purposes and that entity is holding Shares, you should consult your tax advisor.

For purposes of this discussion, “U.S. holder” means a beneficial owner of Shares that is one of the following:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;
•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;
•

a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons, as defined under Section 7701(a)(30) of the Code (“U.S. persons”) who have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of this discussion, “non-U.S. holder” means a beneficial owner of Shares (other than an entity treated as a partnership for U.S. federal tax purposes) that is not a U.S. holder.

An individual may, subject to certain exceptions, be deemed to be a U.S. resident alien (as opposed to a nonresident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in the calendar year and on an aggregate of at least 183 days during the current calendar year and the two preceding calendar years (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). U.S. resident aliens generally are subject to U.S. federal income tax as if they were citizens of the United States.

U.S. Holders

The receipt by a U.S. holder of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes (and may also be a taxable transaction under applicable state, local, and foreign tax laws). In general, a U.S. holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (including any cash withheld for tax purposes) in exchange for such Shares and the holder’s adjusted tax basis in the Shares. If the U.S. holder’s holding period in the Shares is greater than one year as of the date of such sale or exchange, as applicable, any gain or loss will be long-term capital gain or loss. In general, capital gains recognized by a corporation will be subject to U.S. federal income tax at a maximum rate of 35%, while capital gains recognized by an individual will be subject to a maximum federal income tax rate of 15% if the Shares have been held for more than one year, and if the Shares have been held for one year or less, gains will be subject to tax at ordinary income tax rates. The deductibility of capital losses is subject to limitations under the Code. If a U.S. holder acquired different blocks of Shares at different times and different prices, such holder must determine its adjusted tax basis and holding period separately with respect to each block of Shares.

Under the Code, cash received in exchange for Shares pursuant to the Offer or the Merger by a U.S. holder may be subject to U.S. information reporting and backup withholding. Backup withholding (currently at a rate of

28%) will apply with respect to the amount of cash received by a non-corporate U.S. holder, unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

In general, any gain realized by a non-U.S. holder on the receipt of cash in exchange for Shares pursuant to the Offer or the Merger will not be subject to U.S. federal income taxation unless: (i) the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; (ii) the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of the disposition of Shares and certain other requirements are met; or (iii) the non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of any class of Shares at any time during the five-year period preceding the sale or exchange of Shares, and the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of a five-year period preceding such sale or exchange or the period that the non-U.S. holder held Shares.

A non-U.S. holder whose gain is effectively connected with the conduct of a trade or business in the United States will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder described in (ii) above will generally be subject to a flat 30% tax (or lower applicable treaty rate) on the gain derived from the disposition of Shares, which gain may be offset by U.S. source capital losses. In addition, such non-U.S. holder may be subject to applicable alternative minimum taxes.

Information reporting and, depending on the circumstances, backup withholding (currently at a rate of 28%) will apply to the cash received pursuant to the Offer or the Merger, unless a beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such beneficial owner is a U.S. person) or such beneficial owner otherwise establishes an exemption. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any, provided that such non-U.S. holder furnishes the required information to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE SUMMARY OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER. HOLDERS OF SHARES ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES. NOTHING IN THIS DISCUSSION IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	PRICE RANGE OF THE SHARES, DIVIDENDS ON THE SHARES

The Shares are currently listed and traded principally on the NASDAQ Global Market (“NASDAQ”) under the symbol “ASVI.” The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on NASDAQ based on published financial sources:

	High	Low
Year Ended December 31, 2006:
First Quarter	$35.03	$24.78
Second Quarter	33.61	18.00
Third Quarter	23.42	14.43
Fourth Quarter	18.49	13.61

Year Ended December 31, 2007:
First Quarter	$17.51	$14.39
Second Quarter	19.45	14.75
Third Quarter	18.64	13.18
Fourth Quarter	16.78	10.11

Year Ended December 31, 2008:
First Quarter (through January 24, 2008)	$18.24	$11.95

On January 11, 2008, the last full trading day before the first public announcement of the Merger Agreement, the closing price per Share on NASDAQ was $12.29 per share.

Shareholders are urged to obtain a current market quotation for the Shares.

Over the past two years, the Company has not declared or paid any dividends on the Shares.

7.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; MARGIN REGULATIONS; EXCHANGE ACT REGISTRATION.
NASDAQ Listing.

The purchase of Shares under the Offer will reduce the number of Shares that might otherwise trade publicly and could reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

The Shares are quoted on NASDAQ. Depending on the number of Shares acquired pursuant to the Offer, following the completion of the Offer, the Shares may no longer be eligible for quotation on NASDAQ. According to the published guidelines of the National Association of Securities Dealers, the Shares might no longer be eligible for quotation on NASDAQ if, among other things:

•

the number of Shares publicly held is less than 750,000, the aggregate market value of the publicly held Shares is less than $5 million, shareholders’ equity is less than $10 million, there are fewer than 400 holders of round lots, the minimum bid price per Share is less than $1.00 and there are fewer than two registered and active market makers for the Shares, or

•

the number of Shares publicly held is less than 1,100,000, the aggregate market value of the publicly held Shares is less than $15 million, the minimum bid price per Share is less than $1.00, there are fewer than 400 holders of round lots, there are fewer than four registered and active market makers, and either (x) the Company market value of listed securities is less than $50 million or (y) either total assets or total revenue of the Company for the most recently completed fiscal year or two of the last three most recently completed fiscal years, is less than $50 million.

The Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered as being publicly held for this purpose.

If the Shares were to cease to be quoted on NASDAQ, the market for the Shares could be adversely affected. It is possible that the Shares would be traded or quoted on other securities exchanges or in the over-the-counter market and that price quotations would be reported by that market or other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders and/or the aggregate market value of the Shares remaining at that time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

After completion of the offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 4350 of NASDAQ, which means that the Company would be exempt from the requirement that the Company Board be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation and Stock Option Committee of the Company Board. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect the Company to elect “controlled company” status following completion of the Offer. Following the purchase of the Shares in the Offer and the satisfaction of certain conditions, Purchaser expects to complete the Merger, following which the Shares will no longer be publicly owned.

Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. The Company can terminate that registration upon application to the SEC if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would reduce the information that the Company must furnish to its shareholders and to the SEC and would make some provisions of the Exchange Act, including the short swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with shareholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders’ meetings and the related requirement to furnish an annual report to shareholders, no longer applicable to the Shares. Furthermore, the ability of Company affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NASDAQ reporting or for continued inclusion on the Federal Reserve Board list of margin securities. We intend to seek to cause the Company to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. Following the purchase of the Shares in the Offer and the satisfaction of certain conditions, Purchaser expects to complete the Merger, following which the Shares will no longer be publicly owned.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

8.	CERTAIN INFORMATION CONCERNING THE COMPANY.

General. The Company is a Minnesota corporation with its principal offices located at 840 Lily Lane, Grand Rapids, MN 55744. The telephone number for the Company is (218) 327-3434. The Company designs, manufactures and sells rubber track machine and related accessories, attachments and traction products.

Available Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

Certain Financial Information and Projections. During the course of the discussions between Parent and the Company that led to the execution of the Merger Agreement, the Company’s management provided certain financial projections regarding the Company’s future performance, which were not publicly available, to Parent. The information provided included the Company management’s projections of financial performance for the Company for the remaining portion of fiscal year ending December 31, 2007, as well as for the fiscal years ending December 31 for each of 2008, 2009, 2010, 2011 and 2012 (without regard to the impact on the Company of a transaction with Parent and Purchaser).

CERTAIN PROJECTED FINANCIAL INFORMATION

Fiscal year ending December 31:

	2007	2008	2009	2010	2011	2012
	(In millions, except per Share data)

Net sales	$208.6	$243.8	$337.8	$458.2	$552.4	$636.2
Gross Profit	$42.7	$54.3	$74.7	$99.9	$119.9	$137.9
Operating Income	$16.4	$26.7	$40.4	$56.7	$67.7	$78.2

The Company has advised Parent that it does not as a matter of course make public any projections as to future performance or financial position, and the aforementioned projections are included in this Offer to Purchase solely because such information was provided to Parent. These projections were not prepared (1) with a view toward public disclosure, (2) in compliance with any regulations or guidelines promulgated by the SEC or the American Institute of Certified Public Accountants relating to the presentation of prospective financial information or (3) in accordance with U.S. generally accepted accounting principles. The Company’s independent registered public accounting firm has not examined or compiled any of the financial projections and has not expressed any conclusion or provided any form of assurance with respect to the projections. The Company has advised Parent that (i) its internal financial projections are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to various interpretations and periodic revision based on actual experience and business developments and (ii) the projections were based on a number of internal assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters that are inherently subject to significant business, economic, competitive and regulatory uncertainties, all of which are difficult to predict and some of which are beyond the control of the Company. Accordingly, there can be no assurance, and no representation or warranty is or has been made by any of the Company, Parent or any of their representatives, that the projected results will be realized or that actual results will not vary materially from those described above. The foregoing information is forward-looking in nature and inherently subject to significant uncertainties and contingencies, including industry performance, general business and economic conditions, currency exchange rates, customer requirements, competition, adverse changes in applicable laws, regulations or rules governing environmental, tax and accounting matters, and other risks described in the Company’s annual report on Form 10-K filed with the SEC for the fiscal year December 31, 2006, its report on Form 10-Q for the quarterly period ended September 30, 2007 and other documents filed with the SEC. In addition, the projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the

Company’s control. The projections also reflect assumptions as to certain business decisions that are subject to change. Such projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that the Company, Parent or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of the Company, Parent or any of their financial advisors or any of their affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described above. None of the Company, Parent or any of their financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term). The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of our intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

Holders of Shares are cautioned not to place undue reliance on the projections included in this Offer to Purchase.

9.	CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT.

Purchaser is a newly formed Minnesota corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. Purchaser was formed under the laws of Minnesota in January 2008. The principal offices of Purchaser are located at the principal executive office of Terex Corporation and its telephone numbers are those of Terex Corporation (which information is set forth below). Purchaser is a direct wholly-owned subsidiary of Terex Corporation.

Terex Corporation is a diversified global manufacturer with 2006 net sales of approximately $7.6 billion. Terex operates in five business segments: Aerial Work Platforms, Construction, Cranes, Materials Processing & Mining, and Roadbuilding, Utility Products and Other. Terex manufactures a broad range of equipment for use in various industries, including the construction, infrastructure, quarrying, surface mining, shipping, transportation, refining, and utility industries. Terex offers a complete line of financial products and services to assist in the acquisition of Terex equipment through Terex Financial Services. More information on Terex can be found at www.terex.com. The shares of common stock of Terex Corporation are listed and traded on the New York Stock Exchange. Terex Corporation is subject to the informational filing requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

The principal executive office of Terex Corporation is located at 200 Nyala Farm Road, Westport, CT 06880. The telephone number for Terex Corporation is (203) 222-7170. The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors and executive officers of Parent and Purchaser are set forth in Schedule I of this Offer to Purchase.

Terex and Caterpillar Inc. have a number of commercial relationships entered into in the ordinary course of business which are unrelated to the business of the Company. These commercial relationships include customer and supplier relationships as well as product distribution. In addition, Terex and Caterpillar Inc. have entered into a Tender, Voting and Option Agreement (more fully described in Section 11– “Transaction Documents”).

Except as set forth elsewhere in this Offer to Purchase (including Schedule I), (i) none of Purchaser or Parent or, to the knowledge of Purchaser or Parent, any of the persons listed in Schedule I or any associate or majority owned subsidiary of Parent or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of Purchaser or Parent, to the knowledge of Purchaser or Parent, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth in this Offer to Purchase, (i) none of Purchaser or Parent or, to the knowledge of Purchaser or Parent, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Purchaser or Parent or any of Parent’s other subsidiaries or, to the knowledge of Purchaser or Parent, any of the persons listed in Schedule I, on the one hand, and the Company or any of its executive officer, directors and/or affiliates, on the other hand.

Except as set forth in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser or Parent or any of Parent’s other subsidiaries or, to the knowledge of Purchaser or Parent, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Purchaser, Parent or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Purchaser, Parent or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

10.	BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

Over the last ten years Terex has completed over 40 acquisitions. Acquisitions and new product development are important components of Terex’s growth strategy. Terex selectively pursues acquisitions through targeting product categories and geographies where they believe they can enhance the customers’ value proposition and grow market share. Terex seeks acquisitions that offer an attractive financial proposition or an opportunity to quickly improve operating performance. Terex regularly reviews acquisitions, particularly those that would complement their existing operations and be of significant strategic importance, such as expanding their geographic range and/or product diversity.

In the beginning of 2007, Terex’s construction equipment group began a review of its compact construction product line. The group identified the crawler track loader as a possible strategic acquisition which would augment its existing product line, and in that connection the Company was identified as a potential strategic fit for Terex.

After an internal review of publicly available information concerning the Company, Terex decided to contact the Company in order to determine whether a mutually acceptable transaction was possible. In early June, 2007, an executive officer of Terex contacted a retired director and officer of the Company and advised him of Terex’s interest in the Company. A visit to the Company was arranged for June 12, 2007 and, on that date, executives of Terex toured one of the Company’s manufacturing facilities.

On August 16, 2007, Terex sent a letter to Mr. Richard A. Benson, chairman and chief executive officer of the Company, expressing interest in acquiring the Company, requesting the opportunity to review non-public information about the Company. Representatives of the Company responded that the Company would not enter into discussions with Terex unless Terex was prepared to pay a price which the Company considered fair. In response, on August 27, 2007, Terex sent another letter to Mr. Benson in which Terex stated that it was interested in acquiring the Company at a price of $19 per Share in cash, subject to satisfactory completion of a due diligence review of the Company, concurrence on definitive agreements and other conditions. Shortly thereafter, representatives of the Company advised Terex that it was unwilling to pursue a transaction on the terms indicated by Terex and indicated that a price per Share in the low $20 range might be acceptable to the Company.

On October 9, 2007, Mr. Ronald M. DeFeo, chairman and chief executive officer of Terex, sent a letter to Mr. Benson expressing his disappointment that the Company was unwilling to enter negotiations and suggesting that they work together to arrive at a mutually acceptable transaction. At that time, copies of the August 27 and October 9 letters were sent to Caterpillar Inc. to inform it of Terex’s interest in acquiring the Company.

In early to mid October, 2007, Terex purchased an aggregate of 77,385 Shares in open market transactions.

On October 12, 2007, Mr. DeFeo contacted Mr. Benson to suggest that they schedule a discussion of the possible acquisition of the Company by Terex.

On October 24, 2007, Messrs. DeFeo and Benson had a telephone conversation in which they discussed the value of the Company and its strategic fit with Terex. During this call, Mr. DeFeo indicated that Terex was prepared to proceed with a transaction at a cash price of $17 per Share. Mr. Benson suggested that a price of $19 per Share would be required for the Company to continue its discussions with Terex.

Subsequently, representatives of Terex had a number of conversations with the Company’s financial advisor regarding a possible transaction price and discussed a formula for setting a possible transaction price.

On October 26, 2007, Terex sent a letter to the Company in which Terex reaffirmed its interest in acquiring the Company and described a proposed formula to set the price per Share that Terex would be willing to pay, which formula was based upon a premium to the market price of the Shares. Depending upon the market price, the formula resulted in a transaction price per Share that ranged from $17 to $19. The letter also included a proposed agreement to protect the confidentiality of non-public information to be provided by the Company to Terex and standstill provisions restricting the ability of Terex to pursue transactions involving the Company or the Shares without the Company’s consent (the “Non-Disclosure and Standstill Agreement”).

On November 2, 2007, the Company announced its financial results for the third quarter ending September 30, 2007.

Between October 26, 2007 and November 6, 2007, Terex and the Company negotiated the terms of the Non-Disclosure and Standstill Agreement, which was executed by Terex and the Company on November 6, 2007.

On November 9, 2007, representatives of Terex met with representatives of the Company in Minneapolis, Minnesota. At the meeting, the officers of the Company gave a management presentation, including a five year forecast and business plan for the Company.

From mid-November, 2007 through the end of November, 2007, representatives of Terex continued to internally evaluate the material furnished by the Company.

On November 27, 2007, the Terex operations team visited the Company’s Grand Rapids, Minnesota facility. During the visit, officers of Terex discussed the strategic objectives of Terex in seeking an acquisition of the Company, including its intention to expand the Company’s business and retain the Company’s employees following any transaction.

On December 7, 2007, Mr. DeFeo sent a letter to Mr. Benson stating that the Company’s financial information, including the Company’s projections, were lower than anticipated and that these projections and certain other business information provided to Terex by the Company only supported a lower valuation of the Company than indicated by the formula suggested previously by Terex.

From December 7 through December 12, 2007, Terex had numerous discussions regarding the possible transaction price with representatives of the Company’s financial advisor.

On December 11, 2007, Mr. Benson contacted Mr. DeFeo and informed him that, while he had approval to move forward with negotiations, he had not received approval to conclude a deal at $17 per share. Later that day, representatives of the Company’s financial advisor, at the request of the Company, contacted Terex to request that Terex increase the purchase price.

On December 12, 2007, Terex indicated to the Company’s financial advisor that it would be willing to pursue a transaction based upon a price per Share of $18, subject to satisfactory completion of Terex’s detailed due diligence review of the Company and negotiation of mutually acceptable transaction agreements. The Company’s financial advisor indicated that it would take the Terex proposal back to the Company Board.

From December 13, 2007 through January 13, 2008, counsel to the Company, Dorsey & Whitney LLP, and counsel to Terex, Fried Frank Harris Shriver & Jacobson LLP, negotiated the transaction agreements and discussions took place between representatives of Terex, on the one hand, and officers of the Company and representatives from the Company’s financial advisor, on the other hand. During this time, Terex also reviewed information furnished by the Company. On January 5, 2008, a draft of the Tender, Voting and Option Agreement was provided to Caterpillar Inc. and negotiation of that agreement continued through January 13, 2007. The Retention Agreements also were negotiated during this time period.

On January 13, 2008, the Company Board unanimously (i) approved the Merger Agreement, the Offer and the Merger; (ii) determined that the terms of the Offer, the Merger and the Merger Agreement are fair to and in the best interests of the holders of Shares; and (iii) recommended that the holders of Shares accept the Offer and tender their Shares into the Offer.

On the evening of January 13, 2008, the Merger Agreement, the Short Form Merger Option Agreement, the Tender, Voting and Option Agreement and the Retention Agreements were executed. On January 14, 2008, Terex and the Company issued a press release announcing the execution of the Merger Agreement. The Merger Agreement and related transaction agreements are summarized in Section 11.

On January 28, 2008, Purchaser commenced the Offer. During the pendency of the Offer, Parent intends to have ongoing contacts with the Company and its directors, officers and shareholders.

11.	TRANSACTION DOCUMENTS.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as an exhibit to the Schedule TO, and is incorporated herein by reference. The Merger Agreement may be read and copied in the manner set forth in Section 8 under the heading “Available Information”. You are encouraged to read the full text of the Merger Agreement for a complete understanding of the matters summarized below.

The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, and in any event within ten business days after the date of the Merger Agreement. The obligations of Purchaser to commence the Offer and to accept for payment, and pay for, Shares tendered pursuant to the Offer are subject to the satisfaction of certain conditions that are described in Section 15– “Certain Conditions to the Offer.” Purchaser reserves the right to (x) increase the price per Share payable in the Offer and (y) waive any condition to the Offer (with any change or waiver of the Minimum Tender Condition requiring the prior written consent of the Company). Purchaser may modify the terms of the Offer, subject to compliance with the Exchange Act but, without the consent of the Company, Purchaser may not (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) extend or change the expiration date of the Offer (other than extensions required under the terms of the Merger Agreement); or (iv) amend or modify any other term of the Offer in any manner adverse to the holders of Shares.

Furthermore, Purchaser will extend the Offer: (i) if, at the then-scheduled expiration date of the Offer, any of the Tender Offer Conditions have not been satisfied or waived, until the time that these conditions are satisfied or waived (any extension will be in increments of not more than five business days, unless a longer period of time is agreed to by the Company in writing); however, if all the Tender Offer Conditions other than the Minimum Tender Condition are satisfied, the Purchaser has the right to terminate the Offer 30 days after the date all the other Tender Offer Conditions have been satisfied; provided, that Purchaser may not terminate the Offer if a Competing Proposal (defined below) has been publicly announced and not withdrawn; and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NASDAQ Stock Market applicable to the Offer. In addition, if all of the Tender Offer Conditions are satisfied or waived and Shares have been accepted for payment, but the number of Shares acquired by Purchaser, Parent and its subsidiaries and affiliates (which includes Shares tendered and accepted for payment in the Offer) is less than 90% of the number of Shares then-outstanding, Purchaser may, in its sole discretion, elect to provide for a “subsequent offering period” (and one or more extensions thereof) in accordance with Rule 14d-11 of the Exchange Act. If included, a Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which shareholders may tender any Shares not tendered in the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer, which already would have been completed. In accordance with Rule 14d-11 of the Exchange Act, Purchaser would be obligated to immediately accept and promptly pay for all Shares as they are tendered during the Subsequent Offering Period.

As used in the Merger Agreement, a “Competing Proposal” means an Acquisition Proposal (as defined below under “No Solicitation Provisions”) for the Company relating to assets representing 50% or more of the assets of the Company and its subsidiaries taken as a whole or equity securities representing 50% or more of the Company’s outstanding voting securities.

The Merger. Consummation of the Merger is conditioned upon the approval of the Plan of Merger by the requisite number of shareholders of the Company, if required by the MBCA. Subject to the exception specified in the following paragraph, under the MBCA, the affirmative vote of a majority of the outstanding Shares to approve the Plan of Merger is the only vote of any class or series of the Company’s capital stock that would be necessary to approve the Merger. If Shares are purchased pursuant to the Offer, Parent and Purchaser will own sufficient Shares to approve the Plan of Merger regardless of the vote of other shareholders and have agreed to vote all Shares they own to approve the Plan of Merger. If you decide not to tender your Shares in the Offer and the Merger occurs, you will receive in the Merger the same amount of cash per share, without interest, as if you had tendered your Shares in the Offer (unless you properly exercise dissenters’ rights).

If, as a result of the Offer or otherwise, Purchaser owns at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger under the MBCA without a vote of the Company’s shareholders. In that case, Purchaser, as soon as practicable after consummation of the Offer, will cause the Company to consummate a so-called “short-form merger”, pursuant to which each then-outstanding Share (other than Shares held by Parent, Purchaser and any other subsidiary of Parent and Shares that are owned by shareholders who perfect and do not withdraw a demand for dissenters’ rights pursuant to Section 302A.473 of the MBCA), will automatically be converted into the right to receive the Merger Consideration. If Purchaser acquires a sufficient number of Shares pursuant to the Offer, Purchaser will exercise its option under the Short Form Merger Option Agreement, to the extent of available authorized Shares, subject to certain limitations, to purchase a number of Shares sufficient for Purchaser to own at least 90% of the outstanding Shares, and promptly effect a short-form merger. If Purchaser does not acquire sufficient Shares to complete a short-form merger, then the Company will call a shareholders meeting, at which shareholders can vote upon the Plan of Merger. If we purchase Shares pursuant to the Offer, we will own a sufficient number of Shares to ensure approval of the Plan of Merger regardless of the vote of any other shareholders and we have agreed to vote all Shares we own in favor of the Merger. The vote of other shareholders will not be solicited in connection with any required shareholder vote in connection with the Merger. If required by applicable law, an information statement relating to such shareholder meeting and vote and complying with applicable rules of the SEC would be circulated to shareholders.

The Merger Agreement provides that at the Effective Time, Purchaser will be merged with and into the Company, with the Company being the Surviving Corporation. At the Effective Time, each Share then outstanding will be converted into the right to receive the Offer Price, without interest, except for (i) Shares held by holders who comply with the provisions of Section 302A.473 of the MBCA regarding the right of shareholders to dissent from the Merger and demand the fair value of their shares; and (ii) any Shares owned by Purchaser, Parent or any other controlled subsidiary of Parent.

In the event that the effectiveness of the Offer is suspended pursuant to Chapter 80B of the Minnesota Statutes, and Parent reasonably believes such suspension would delay the purchase of Shares past the initial expiration date of the Offer, at the request of Parent, the parties have agreed to effect the transactions contemplated by the Merger Agreement through a one-step merger structure in which the Company would merge with and into Purchaser, with the Company being the Surviving Corporation (the “One-Step Merger”) as promptly as practical. The One-Step Merger would require the approval of at least a majority of the outstanding Shares. See Section 16– “Certain Legal Matters; Required Regulatory Approvals” for a description of Chapter 80B of the Minnesota Statutes.

Company Options. The Merger Agreement provides that at the Effective Time each outstanding option to purchase Shares (collectively, the “Company Options”) granted under any Company stock option plan, whether or not then exercisable, will be cancelled, and the holder of each Company Option will be entitled to receive from Purchaser, promptly after the Effective Time, an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of the Company Option, which cash payment will generally be treated as compensation and will be net of any applicable withholding tax. Any Company Options for which the exercise price per Share equals or exceeds the Merger Consideration will be cancelled and the holder of such Company Options (other than Company Options granted under the 1998 Non-Employee Director Stock Option Plan) will be granted restricted shares of common stock of Parent based upon a “Black-Scholes” valuation of the Company Option held by each holder.

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser including representations relating to: organization and good standing of the Company; capitalization; subsidiaries; authorization for, validity of and necessary action with respect to the Merger Agreement; absence of conflicts with organizational documents and contracts; governmental approvals and notices required in connection with the Merger Agreement; the Company’s SEC filings and financial statements; information provided by the Company for inclusion in the Offer documents, the proxy/information statement and the Schedule 14D-9; absence of certain changes; litigation; compliance with applicable laws; taxes; benefit plans and ERISA; environmental matters; affiliate transactions; intellectual property; insurance; material contracts; compliance with the MBCA takeover, control share and business combination statutes; title to tangible assets; absence of Company contracts restricting competition or with exclusivity or solicitation provisions; the opinion of the Company’s financial advisors; and brokers and finders. The representations and warranties made by the Company generally provide for exceptions for items that would not reasonably be expected to have a Material Adverse Effect (as defined in Section 15– “Certain Conditions to the Offer”).

These representations and warranties were made to and solely for the benefit of the parties to the Merger Agreement as of specific dates. The assertions embodied in these representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered to Parent in connection with signing the Merger Agreement. The disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, on the one hand, and Parent, on the other hand, rather than establishing matters as facts. Accordingly, these representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of these representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

In the Merger Agreement, each of Parent and Purchaser have made customary representations and warranties to the Company, including representations relating to: organization and good standing of Parent and Purchaser; subsidiaries; authorization for, validity of and necessary action with respect to the Merger Agreement; governmental approvals and notices required in connection with the Merger Agreement; information provided by Parent or Purchaser for inclusion in the Offer documents, the proxy statement and the Schedule 14D-9; the availability of funds; litigation; brokers; and ownership of Shares.

Operating Covenants. The Merger Agreement provides that, during the period (the “Covenant Period”) between the date of the Merger Agreement and the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date directors designated by Parent constitute a majority of the Company Board or (iii) the Effective Time, except as contemplated by the Merger Agreement (including in the Company’s disclosure schedule) or as required by law, and unless Parent otherwise consents, the Company and its subsidiaries will (a) carry on their respective businesses in the ordinary course, consistent with past practice; (b) use commercially reasonable efforts to maintain and preserve intact in all material respects their respective business organization and business relationships with third parties; (c) not dispose of, permit to lapse, waive, release or assign any material IP rights or settle any material IP claims; and (d) not enter into any non-competition, non-solicitation or exclusivity contract.

In addition, during the Covenant Period, the Company is subject to customary operating covenants and restrictions, including restrictions relating to the issuance, sale or pledge of capital stock; declaration or payment of dividends; amendment of organizational documents; mergers and acquisitions; indebtedness; sales of assets or properties; tax matters; changes to accounting methods; increase of compensation or employee benefits or adoption or amendment of benefit plans; termination or amendment of material contracts or entering joint ventures or material agreements; satisfaction or settlement of claims; insurance; capital expenditures; changes to fiscal year; adoption of a liquidation or dissolution plan; enforcement of confidentiality agreements and standstill agreements; leasing of real property; and entering of collective bargaining agreements.

No Solicitation Provisions. The Merger Agreement contains provisions prohibiting the Company and its subsidiaries, as well as their respective officers, directors, agents and representatives, from, directly or indirectly:

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initiating or soliciting any proposal or offer that constitutes, or would reasonably be expected to result in, an Acquisition Proposal (as described below), other than transactions of the Company initiated in good faith in the ordinary course of business and that are not reasonably expected to result in a Superior Proposal;

•	entering into discussions or negotiations with, or providing any nonpublic information to, any person relating to an Acquisition Proposal; or
•	approving any agreement relating to an Acquisition Proposal.

However, if the Company Board, in good faith, and after consultation with outside counsel, determines that failure to take action is reasonably likely to result in a breach of its fiduciary duties under applicable law, then at any time prior to the acceptance for payment of Shares pursuant to the Offer, the Company and its representatives may, in response to an unsolicited bona fide Acquisition Proposal that the Company Board, in good faith, and after consultation with outside counsel and independent financial advisors, determines is reasonably expected to lead to a Superior Proposal (as defined below), and which proposal was not, directly or indirectly, the result of a breach of the non-solicitation provisions of the Merger Agreement: (i) furnish nonpublic information with respect to the Company and its subsidiaries to the person that made the proposal pursuant to an appropriate confidentiality agreement (with confidentiality terms no less restrictive in the aggregate to the person making the proposal than the confidentiality agreement between Parent and the Company) with the person and (ii) participate in discussions and negotiations with the person regarding the proposal.

The Company will notify Parent, orally within one business day and in writing within two business days, after receipt of any Acquisition Proposal, inquiry or meaningful contact with respect to an Acquisition Proposal, including the material terms of any such Acquisition Proposal, inquiry or communication and will keep Parent informed in all material respects and on a timely basis (in no event later than two business days) as to the status of and any material developments regarding any such Acquisition Proposal, inquiry or communication. The Company will promptly notify Parent upon the determination by the Company Board that an Acquisition Proposal is a Superior Proposal. The Company may terminate the Merger Agreement following its determination that an Acquisition Proposal constitutes a Superior Proposal, but not until after the third business day following the date written notice of such determination is given to Parent in accordance with the Merger Agreement.

The Merger Agreement prohibits the Company Board from withdrawing, modifying or amending the recommendation to the shareholders of the Company that they accept the Offer and tender their Shares or approve the transactions contemplated by the Merger Agreement, in a manner adverse to Parent (“Change in Recommendation”), after receipt of a proposal that the Company Board has determined is a Superior Proposal, unless the Company Board has (i) given Parent at least three business days’ prior notice of its intent to take such action, and (ii) determined in good faith, after consultation with outside legal counsel, that such action is required by its fiduciary duties under applicable law.

The Merger Agreement does not prohibit the Company Board, after receiving advice from outside counsel, from (i) complying with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal; (ii) issuing a “stop, look and listen” announcement; or (iii) complying with its disclosure obligations as required under applicable law. No Change in Recommendation will change the approval of the Company Board for purposes of causing any of the MBCA takeover laws or any other State laws to be inapplicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Shareholder Agreement (as defined below under “Tender, Voting and Option Agreement”).

As used in the Merger Agreement, an “Acquisition Proposal” is (i) a merger, acquisition, consolidation, tender offer, exchange offer or similar transaction involving, or any proposal or offer to purchase or acquire in any manner (A) assets of the Company and its subsidiaries (other than as permitted under the covenants of the Merger Agreement), or (B) an equity interest in the Company or any of its subsidiaries.

As used in the Merger Agreement, a “Superior Proposal” means a bona fide written Acquisition Proposal (provided that for purposes of this definition, the references to “assets” or “equity interest” in the definition of Acquisition Proposal will be replaced with references to “assets representing 50% or more of the assets of the Company and its subsidiaries, taken as a whole” or “an equity interest representing 50% or more of the voting securities of the Company or any of its subsidiaries”, as applicable) obtained without violation of the Merger Agreement that (A) the Company Board determines in good faith, after consultation with its independent financial advisor, would result in a transaction that would be more favorable, from a financial point of view, to the holders of Shares than the Offer and the Merger (taking into account the likelihood of consummation, the person making the proposal or offer, the form and amount of consideration offered and all other terms of the proposal or offer, as well as any alterations to the Merger Agreement proposed by Parent in response and any other factors deemed relevant by the Company Board) and (B) either is not subject to a financing contingency or for which written financing commitments from credible financing sources have been provided.

Employment and Employee Benefits. In the Merger Agreement, Parent agreed to cause the Surviving Corporation and its subsidiaries, for a period of not less than one year following the Effective Time (the “Benefits Continuation Start Date”), to provide to each employee of the Company or any subsidiary of the Company who is employed as of the Benefits Continuation Start Date who remains employed by Parent or the Surviving Corporation after the Benefits Continuation Start Date (each, a “Company Employee”) compensation and employee benefits (other than equity-based compensation) that are no less favorable, taken as a whole, than the compensation and employee benefits provided immediately before the Benefits Continuation Start Date.

In the Merger Agreement, Parent also agreed to cause the Surviving Corporation, to give each Company Employee full credit for the employee’s service with the Company and its subsidiaries for purposes of eligibility, vesting and benefit accruals (solely for the purpose of vacation and severance benefits), in each case under any benefit plans of the Surviving Corporation in which a Company Employee participates to the same extent recognized by the Company or any subsidiary under a corresponding benefit plan immediately prior to the Benefits Continuation Start Date. However, service will not be recognized to the extent that recognition would result in a duplication of benefits with respect to the same period of service.

In addition, to the extent permissible by the applicable insurance carrier, Parent to the extent commercially reasonable will (i) waive any waiting periods and actively at-work exclusions and (ii) honor any deductible, co-payment and expenses incurred by the Company Employees on or before the Effective Time in satisfying any deductibles, co-payments or expenses under health plans of Parent or the Surviving Corporation in which they are eligible to participate.

Insurance and Indemnification. The Merger Agreement provides that Parent will cause the Surviving Corporation, from and after the Effective Time, to indemnify and hold harmless against all claims and expenses arising out of, or pertaining to the fact that such person was an officer or director of the Company or any of its subsidiaries, whether affected or claimed prior to, at or after the Effective Time, each person who, at any time prior to the Effective Time, was a director or officer of the Company to the fullest extent permitted a Minnesota corporation to indemnify its own directors and officers. In addition, Parent will cause the Surviving Corporation to contain provisions in its organizational documents that are no less favorable than those of the Company, as of the date of the Merger Agreement, regarding the indemnification and exoneration of directors and officers of the Company.

Parent will maintain the current directors’ and officers’ liability insurance and fiduciary liability insurance for six years. Parent may substitute policies with coverage no less favorable than the coverage provided under the Company’s policies or provide for such coverage through policies that also cover the Parent’s officers and directors. As an alternative, the Company, with the Parent’s permission, may purchase a six year extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage. However, Parent is not required to pay more than 200% of the current annual premium paid by the Company for its existing coverage.

Obligations to Cause Merger to Occur. The Merger Agreement requires each party to use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to fulfill all conditions applicable to that party pursuant to the Merger Agreement and to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Governmental Approvals. The Merger Agreement requires the parties to cooperate with each other and promptly prepare and file all necessary documentation, effect all applications, notices, petitions and filings, and to use commercially reasonable best efforts to obtain in the most expeditious manner practicable all consents, waivers, approvals and authorizations of all third parties and governmental entities that are necessary, appropriate or advisable to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

The parties agree to file within 15 business days of the date of the Merger Agreement all notifications required to be filed under the HSR Act and each party agrees to respond as promptly as practicable to any inquiries related to such filings. The parties agree not to extend any waiting period under the HSR Act or enter into any agreements with either the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice without the other parties consent. Parent agrees to take, with respect to itself and the Company, all commercially reasonable steps to avoid or eliminate impediments under any antitrust, competition or trades regulation law asserted by any governmental entity with respect to the Merger; provided that Parent shall not be required to agree to or accept any limitation or divestiture amounting to a Substantial Detriment (as defined in Section 15– “Certain Conditions to the Offer”). At the request of Parent, the Company will divest or take any action that imposes limitations on its ability to retain, any of the businesses, services, or assets of the Company or any of its subsidiaries (but, absent such request, the Company will not take any such action), provided that any such action may be conditioned upon the consummation of the Merger and the transactions contemplated by the Merger Agreement. Each party will (a) promptly notify the other party of any written communication received from any governmental entity and, subject to applicable law, permit the other party to review in advance any proposed written communication to any governmental entity; (b) not agree to participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning the Merger Agreement or the Merger unless it consults with the other party in advance and, to the extent permitted by such governmental authority, gives the other party the opportunity to attend and participate; and (c) furnish the other party with copies of all correspondence, filings, and communications (and memoranda of the substance) between them and their affiliates and any governmental authority with respect to the Merger Agreement or the Merger.

The parties will use commercially reasonable efforts to obtain all third party consents necessary to (i) consummate the transaction contemplated by the Merger Agreement, certain of which must be obtained as a condition to the Merger and Offer, or (ii) prevent a Material Adverse Effect from occurring as a result of the consummation (or proposed consummation) of the Merger. The Company will consult with Parent in advance of obtaining third party consents and will not offer any financial incentives or modifications of any rights without the prior written consent of Parent, which will not be unreasonably withheld. If the Company fails to obtain any third party consents, the Company will use its commercially reasonable efforts, and take any reasonable action requested by Parent, to minimize the adverse effect that may result after the Effective Time of the Merger. Unless required by the agreement at issue, neither the Company nor any of its subsidiaries will pay or commit to pay any cash or other consideration in exchange for obtaining any approval or consent for a party (other than a governmental authority) without the prior written consent of Parent, which will not be unreasonably withheld, and Parent and its affiliates will not be required to pay any such cash or consideration for any such approval or consent.

Directors. The Merger Agreement provides that, subject to Section 14(f) of the Exchange Act, promptly upon the payment by Purchaser for Shares pursuant to the Offer and thereafter, Parent will be entitled to designate a number (rounded up to the next whole number), of directors on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and their affiliates bears to the total number of Shares then outstanding (including Shares that are accepted for payment, but excluding any Shares held by the Company or any of its subsidiaries). The Merger Agreement further provides the Company will take all actions reasonably necessary to permit Parent’s designees to be elected to the Company Board. At the same time, prior to the Effective Time, the Company Board will always have at least three members who are Continuing Directors (as defined below). If the number of Continuing Directors is reduced below three prior to the Effective Time, the remaining Continuing Directors will be entitled to designate any other Person who is not an affiliate, shareholder or employee of Parent or any of its subsidiaries to fill the vacancies. If, prior to the Effective Time, no Continuing Director remains on the Board, the other directors will designate three people who are not affiliates, shareholders or employees of Parent or any of its subsidiaries to fill the vacancies.

As used in the Merger Agreement, “Continuing Director” means any and all members of the Company Board immediately prior to the first time that Purchaser accepts for payment and pays for any Shares tendered pursuant to the Offer (the “Acceptance Time”) and who remain on the Company Board after Parent’s designation of directors after the Acceptance Time in accordance with the Merger Agreement and as described above.

Conditions to the Merger. The obligations of Parent or Purchaser to accept for payment any Shares tendered in the Offer are subject to the satisfaction or waiver of the conditions to the Offer described in Section 15 below. The Merger Agreement provides that, following the payment by Purchaser for Shares pursuant to the Offer, the respective obligations of the Company, Parent, and Purchaser to effect the Merger are subject to the satisfaction or waiver, on or prior to the date on which the Merger is consummated, of following: (i) the affirmative vote of a majority of the votes entitled to be cast by the holders of Shares at a meeting of shareholders of the Company has been obtained if and to the extent required by the MBCA for the consummation of the Merger, and (ii) no statute, rule, regulation, order, injunction or other legal restraint of a governmental entity has been enacted and remains in effect that prohibits or makes illegal consummation of the Merger.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the approval of the Plan of Merger by the Company’s shareholders in accordance with the MBCA (“Shareholder Approval”) is obtained, in accordance with any of the following:

•	by mutual written consent of the Company and Parent;
•

by either the Company or Parent, if, on or before June 30, 2008, Purchaser has not accepted for payment Shares pursuant to the Offer and the failure to consummate the Offer is not the result of a willful and material breach of the Merger Agreement of the party seeking to terminate;

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by either the Company or Parent, if there shall be any action, rule, decree, order or injunction of a governmental entity that prohibits or makes illegal the consummation of the Merger, and that action, rule, order or decree has become final and nonappealable;

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by Parent, prior to the Acceptance Time, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in the Merger Agreement and the breach or condition is not curable or, if curable, is not cured within 20 days after written notice thereof is given by Parent to the Company;

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by Parent, prior to the Acceptance Time, if (i) there is a Change in Recommendation, or the Company Board fails to recommend to the Company’s shareholders that they accept the Offer and give the Shareholder Approval; (ii) the Company has entered into a definitive agreement for a Superior Proposal; or (iii) 30 days after all conditions to the Offer other than the Minimum Tender Offer Condition have been satisfied or waived (except if a Competing Proposal has been announced and not withdrawn);

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by the Company, prior to the Acceptance Time, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement, and the breach or condition is not curable or, if curable, is not cured within 20 days after written notice thereof is given by the Company to Parent; or

•	by the Company to enter into any definitive agreement for a Superior Proposal.

Break-Up Fee; Expense Reimbursement. The Merger Agreement provides that a break-up fee of $17,000,000 (the “Break-Up Fee”) will be payable by the Company to Parent under any of the following circumstances (provided that, any Expense Amount previously paid to Parent by the Company will be credited against the Break-Up Fee):

•	if Parent terminates the Merger Agreement because:
o	the Company Board withdraws, amends or modifies in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement, the Plan of Merger, the

Offer or the Merger or fails to recommend to the Company shareholders that they accept the Offer and give the Shareholder Approval; or

o	the Company has entered into a definitive agreement for a Superior Proposal;
•	if the Company terminates the Merger Agreement in order to enter into a definitive agreement for a Superior Proposal; and
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if either the Company or Parent terminates the Merger Agreement after June 30, 2008, if, on or before such date, Shares shall not have been accepted for payment pursuant to the Offer (provided that, failure to consummate the Offer is not the result of a willful and material breach of the party seeking to terminate the Merger Agreement) and all conditions to the purchase of Shares pursuant to the Offer, other than the Minimum Tender Condition, have been satisfied or waived, and, the event giving rise to the right to terminate occurred at a time when a Competing Proposal had been consummated or made (other than by Parent or its affiliates) and not withdrawn and within nine months after such termination either the Company has entered into a definitive agreement relating to a Competing Proposal or a transaction contemplated by a Competing Proposal has been consummated.

Except as otherwise set forth in the Merger Agreement, all fees and expenses in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated. The Company will be obligated to pay one-half of Parent’s out-of-pocket expenses if the Merger Agreement is terminated under certain circumstances, specifically, if Parent terminates the Merger Agreement (other than for the reason that a governmental entity issues an order prohibiting or making illegal the consummation of the Merger), then the Company will reimburse Parent an amount (“Expense Amount”) equal to fifty percent (50%) of the cash amount necessary to fully reimburse Parent, Purchaser and their affiliates for all documented out-of-pocket fees and expenses incurred at any time prior to the termination of the Merger Agreement by any of them or on their behalf in connection with the Offer, the Merger, the preparation and negotiation of the Merger Agreement, their due diligence investigation of the Company and the transactions contemplated by the Merger Agreement, including all fees and expenses of counsel, accountants, experts and consultants to Parent, Purchaser or any of their affiliates. The Expense Amount shall not exceed $2 million.

Amendment. Subject to the provisions of applicable law, at any time before or after receipt of Shareholder Approval, the Merger Agreement may be amended by the parties only by a written instrument executed and delivered by Parent and the Company (and following the Acceptance Time and the appointment of Parents’ designees to the Company Board, only with approval of a majority of the Continuing Directors); provided, however, that, after Shareholder Approval is obtained, no amendment will be made that would require the approval of the holders of Shares without getting such approval. Furthermore, after Shareholder Approval is obtained, no amendment or modification will be made that reduces the amount or changes the form of Merger Consideration or otherwise materially and adversely affects the rights of the Company’s shareholders without their further approval.

The following is a summary of the material provisions of other transaction documents. The following description of these transaction documents does not purport to be complete and is qualified in its entirety by reference to the transaction documents themselves. Copies of the Short Form Merger Option Agreement, the Shareholder Agreement, and the Retention Agreements (each as defined below) have been filed with the SEC as exhibits to the Schedule TO and are incorporated herein by reference. These transaction documents may be read and copied in the manner set forth in Section 9 under the heading “Available Information”. You are encouraged to read the full text of each of the transaction documents for a complete understanding.

Short Form Merger Option Agreement

Concurrently with the execution of the Merger Agreement, Parent, Purchaser and the Company entered into a Short Form Merger Option Agreement (the “Short Form Merger Option Agreement”) pursuant to which the Company granted an option to Parent and Purchaser to purchase up to 38,054,100 newly issued Shares (or such lesser number of Shares equal to the number of then authorized and unissued shares of Company Common Stock after treating shares of Company Common Stock reserved for issuance under any stock option or similar plan of the Company as issued and outstanding for purposes of this calculation) for a price per Share equal to the Offer Price, provided that the option may only be exercised if, and for a number of Shares, so that after the exercise of the option Parent or Purchaser will own at least 90% of the outstanding Shares (after giving effect to the exercise of the option and including any Shares held by Parent or Purchaser immediately prior to the exercise of the option) in order to facilitate prompt completion of the Merger pursuant to a “short-form” merger without action by the Company’s other shareholders or the Company Board. The purpose of the Short Form Merger Option Agreement is to facilitate prompt completion of the Merger following consummation of the Offer. There can be no assurance that Parent will own sufficient Shares following the Offer to permit exercise of the option granted pursuant to the Short Form Merger Option Agreement or be able to complete the short-form merger following consummation of the Offer.

Tender, Voting and Option Agreement

Concurrently with the execution of the Merger Agreement, Caterpillar Inc. (the “Shareholder”) entered into a Tender, Voting and Option Agreement (the “Shareholder Agreement”) with Parent and Purchaser. Pursuant to the Shareholder Agreement, the Shareholder, among other things, (i) agreed to tender into the Offer, and to not withdraw, 5,242,450 of the Shares owned by the Shareholder (the “Subject Shares”), (ii) agreed to certain transfer restrictions with respect to the Subject Shares, (iii) agreed to vote the Subject Shares in favor of the Merger Agreement and the Merger and against any proposal in opposition to or in competition with the Merger or any of the other transactions contemplated by the Merger Agreement, including certain extraordinary transactions involving the Company, or any other action which may reasonably be expected to impede, interfere with, delay or postpone the Merger or any of the other transactions contemplated by the Merger Agreement, (iv) granted Parent an irrevocable proxy to vote the Subject Shares as contemplated by clause (iii), and (v) granted Parent an option to acquire the Subject Shares at the price per Share paid in the Offer if, and only if, the Shareholder breaches its obligation to tender the Subject Shares into the Offer or withdraws the Subject Shares from the Offer.

In addition, the Shareholder agreed not to, and not to authorize any representative to, directly or indirectly (i) solicit, initiate or encourage any inquiries or proposals or the submission of any proposal (“Restricted Proposal”) with respect to a merger, consolidation, share exchange, tender or exchange offer, sale of all or substantially all assets or similar transaction involving the Company or any significant portion of the assets of the Company, other than the transactions contemplated by the Merger Agreement and the Shareholder Agreement, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other person or entity, to seek to do any of the foregoing or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or is likely to lead to, any Restricted Proposal. If the Company Board has notified Parent in writing that a Restricted Proposal would be a Superior Proposal if the Shareholder consented to the transaction contemplated by the Restricted Proposal, the Shareholder is permitted to engage in discussions and negotiate with the third party making such proposal with respect to Shareholder’s willingness to enter into an agreement with such third party similar to the Shareholder Agreement.

The Subject Shares represent approximately 19.61% of the currently outstanding Shares (based upon the Company’s representation in the Merger Agreement that 26,733,552 Shares were outstanding as of the close of business on January 7, 2008). If the number of Shares subject to the Shareholder Agreement represent more than 19.61% of the then outstanding Shares of the Company, then the number of Shares subject to the Shareholder Agreement will be automatically reduced so that Subject Shares represent 19.61% of the then outstanding Shares. Any Shares owned of record or beneficially by the Shareholder that are not Subject Shares may be voted and transferred or sold by the Shareholder in its sole discretion. The Shareholder Agreement terminates upon the first to occur of termination of the Merger Agreement, upon the purchase of the Subject Shares in the Offer, the consummation of the Merger, an amendment of the Merger Agreement on the terms of the Offer without the consent of the Shareholder that changes the price per Share to less than $18.00 or otherwise amends a material term of the Merger Agreement or Offer in a manner that is materially adverse to the Shareholder. In addition, the Shareholder may terminate the Shareholder Agreement if Shares have not been purchased pursuant to the Offer by September 30, 2008. Parent and Purchaser expressly disclaim beneficial ownership of the Subject Shares.

The purpose of the Shareholder Agreement is to facilitate and increase the likelihood that the Offer and the Merger will be consummated.

Retention Agreements

Concurrently with the execution of the Merger Agreement, the following officers of the Company (the “Executives”) entered into retention agreements (the “Retention Agreements”) with the Parent and the Company, effective as of the closing date of the Merger: (i) Kurt D. Bollman, President, Loegering Manufacturing; (ii) Delbert F. Carver, Director of Sales and Marketing; (iii) Mark S. Glasnapp, President; (iv) Thomas R. Karges, Chief Financial Officer; (v) Brad G. Lemke, Director of Product Development; and (vi) Lisa A. Walsh, Director of Corporate Affairs. The Retention Agreements provide a retention bonus payable upon consummation of the Merger equal to a percentage of the Executives’ 2007 base salary as follows: (a) Bollman: $121,875, payable in restricted stock of the Parent vesting over four years from the closing date of the Merger (the “Restricted Shares”); (b) Carver: $118,125, payable in Restricted Shares; (c) Glasnapp: $328,125, with $50,000 payable in cash and the remainder payable in Restricted Shares; (d) Karges: $275,625, with $50,000 payable in cash and the remainder payable in Restricted Shares; (e) Lemke: $111,375, payable in Restricted Shares; and (f) Walsh: $190,625, with $50,000 payable in cash and the remainder payable in Restricted Shares. In addition, the Retention Agreements for Glasnapp, Karges, Walsh, and Bollman provide for a severance payment consisting of two years’ base salary and a pro rata bonus in the event that their employment is terminated without cause within two years (one year in the case of Bollman) after the closing date of the Merger. The Retention Agreements contain confidentiality, noncompete, and nonsolicitation covenants. The purpose of the Retention Agreements is to encourage the Executives to remain in the employ of the Company through the completion of the Merger and following the consummation of the Merger.

12.	PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

General.   The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Purchaser will acquire all of the Shares not purchased pursuant to the Offer or otherwise.

Parent believes that the Company is an excellent strategic and cultural fit and will provide additions to Parent’s product offerings. In particular, the Company’s crawler track loaders feature a patent-protected undercarriage and exert one tenth the ground pressure of a skid steer loader, resulting in much less ground or turf damage during work. In addition, crawler track loaders offer increased traction and greater stability. The Company’s crawler track loaders will join an existing Terex Corporation compact construction product line of backhoe-loaders, mini excavators, compact wheel loaders, site dumpers, compaction rollers, light towers, generators and telehandlers. The acquisition of the Company, therefore, will afford Parent the opportunity to offer customers of both Parent and the Company an expanded product offering. Moreover, if Parent successfully expands the sales of the Company’s products, including through increased international sales, the Company’s production facilities and employees should benefit. In that regard, Parent currently intends to maintain the Company’s facilities and employees.

Shareholders of the Company who sell all of their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering shareholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or having their Shares converted into the right to receive cash in the subsequent Merger, shareholders of the Company will not bear the risk of any decrease in the value of the Company. If Purchaser purchases a majority of the Shares pursuant to the Offer, Purchaser will be entitled under the Merger Agreement to obtain pro rata representation on, and control of, the Company Board, subject to the requirement that at least three Continuing Directors remain on the Company Board. See Section 11– “Transaction Documents” above.

Following completion of the Offer, Purchaser or any of its affiliates reserves the right to acquire additional Shares through privately negotiated transactions, open market purchases or otherwise. The prices paid for Shares in these transactions may be more or less than the price per Share paid in the Offer or to be paid in connection with the Merger and the form of consideration paid may differ from the all cash consideration to be paid in the Offer or in connection with the Merger.

Except as otherwise provided in this Offer, Purchaser intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Purchaser will take those actions as it deems appropriate in light of the circumstances which then exist. As a result of this review, the plans described may be subject to change.

13.	SOURCE AND AMOUNT OF FUNDS.

Approximately $488 million will be required to acquire all outstanding Shares pursuant to the Offer and Merger and to pay related fees and expenses. These amounts and any other necessary funds will be provided by Parent from its working capital.

THE OFFER IS NOT CONDITIONED ON THE PURCHASER OBTAINING FINANCING.

14.	DIVIDENDS AND DISTRIBUTIONS.

The Company has not paid dividends on Shares in the recent past. Pursuant to the Merger Agreement, without the approval of Parent, the Company has agreed not to (i) declare, set aside or pay any dividends (whether in cash, assets, stock, property or other securities) on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (except for the withholding of Shares in connection with taxes payable in respect of the exercise of Company Options or in connection with the “cashless” exercise of Company Options).

15.	CERTAIN CONDITIONS TO THE OFFER.

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or pay for, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment and, subject to the terms of the Merger Agreement, may terminate or amend the Offer if (i) any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer shall not have expired or been terminated, (ii) there shall not be validly tendered and not withdrawn that number of Shares which represent at least a majority of all outstanding Shares on a fully-diluted basis (which assumes the conversion or exercise of all derivative securities or other rights to acquire Shares regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) at the time of the expiration of the Offer (the “Minimum Tender Condition”), or (iii) at any time on or after the date of the Merger Agreement and before the acceptance of any Shares for payment, any of the following conditions exist or shall occur and remain in effect:

(a)            any statute, rule, regulation, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any domestic (federal or state), foreign or supranational court, commission, governmental body, regulatory or administrative agency or tribunal (“Governmental Entity”) or other legal restraint or prohibition preventing or making illegal the consummation of the Offer or the Merger or limiting or restricting Parent or Purchaser’s ability to vote any Shares which may be acquired pursuant to the Offer (any of the foregoing, a “Prohibition”) shall be in effect and then only if such Prohibition (i) is any Prohibition of a United States federal or state Governmental Entity or German Governmental Entity or (ii) is any other Prohibition the violation of which, individually or in the aggregate, would reasonably be expected to result in a Substantial Detriment (as defined below) or would reasonably be expected to subject the Parent or any of its subsidiaries (including the Surviving Corporation and any of its subsidiaries) or any director, officer or employee or any of them to criminal liability;

(b)           (i) the representations and warranties of the Company set forth in Section 4.2 of the Merger Agreement relating to the capital stock of the Company shall not be true and correct in all material respects as if such representations and warranties were made at the time of such determination (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of that date) and (ii) any of the other representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of that date), except where the failure of the representations and warranties referred to in this clause (ii) to so be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below) on the Company;

(c)            the Company shall not have performed in all material respects any material obligation, covenant and agreement required to be performed by it under the Merger Agreement;

(d)           the Company and Parent shall have entered into a written agreement that the Offer or the Merger Agreement be terminated;

(e)           (i) all authorizations, consents or approvals (“Consents”) required to be obtained from any United States federal or state Governmental Entity or German Governmental Entity shall not have been obtained, or any conditions imposed in connection with such Consents would reasonably be expected to result, individually or in the aggregate, in a Substantial Detriment and (ii) all other Consents required to have been obtained from or made to any other Governmental Entity shall not have been so obtained or made, or any conditions imposed in connection with any of the foregoing shall, individually or in the aggregate, result in a Substantial Detriment, except where the failure to have so obtained or made such Consent would not, individually or in the aggregate, reasonably be expected to result in a Substantial Detriment or reasonably be expected to subject Parent or any of its subsidiaries (including the Surviving Corporation and any of its subsidiaries) or any director, officer or employee of any or them to criminal liability;

(f)            all Consents required to be obtained from any third party pursuant to Section 7.5(c) of the Merger Agreement shall not have been obtained, or any payments, conditions, or modifications to any contracts, agreements or arrangements necessary to obtain such Consents shall significantly adversely affect the financial terms or anticipated benefits of the arrangements with any such third party;

(g)           the Retention Agreements executed by each of Mark S. Glasnapp, Delbert F. Carver, Brad G. Lemke, Thomas R. Karges, Lisa A. Walsh, and Kurt Bollman shall not be in full force and effect;

(h)           since the execution of the Merger Agreement, there shall have occurred any change, event, effect, or development which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(i)            there shall be pending any suit, action or proceeding by any Governmental Entity challenging the acquisition by Parent or Purchaser of the Company, any subsidiary of the Company, or any Shares, seeking to prohibit consummation of the Offer or Merger or the voting of any Shares which may be acquired pursuant to the Offer, or seeking any order which would reasonably be expected to result in a Substantial Detriment; or

(j)	the Merger Agreement shall have terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to any such condition, unless the failure of the satisfaction of any such condition has been caused by or resulted from the failure by Parent or Purchaser to fulfill any of its obligations under the Merger Agreement, and any such condition may be waived by Parent, in whole or in part, at any time and from time to time, in the sole discretion of Parent. The failure by Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each right will be deemed an ongoing right which may be asserted at any time and from time to time, in each case prior to the acceptance for payment of Shares.

The term “Substantial Detriment” means any (i) limitations on the ability of Parent to vote the capital stock of the Company or the Surviving Corporation on any matter or (ii) any divestitures by Parent, the Company or any of their respective subsidiaries, of shares of capital stock or of any business, assets, rights or property of Parent or its subsidiaries or of the Company or its subsidiaries or the imposition of any limitations on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock if such divestitures or limitations, individually or in the aggregate, would be material to the business or financial condition of any reporting segment of Parent or the Company (with materiality determined based on the size of such reporting segment as of the date of the Merger Agreement).

The term “Material Adverse Effect” means any material adverse change in or effect on the business, financial condition, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole, other than any change or effect arising out of or resulting from (a) a decrease in the market price of the Shares (provided that any underlying cause of such decline may be considered in determining whether there may be a Material Adverse Effect), (b) any change or effect generally affecting the United States financial or securities markets, the United States economy, or the industries or business segments in which the Company operates (unless the Company is affected in a manner significantly disproportionate relative to other participants in these industries or business segments), (c) changes in applicable laws or United States GAAP which do not affect the Company significantly disproportionately to other companies operating in the industries and business segments in which the Company operates, (d) any act of war or terrorism not affecting the Company significantly disproportionately to other companies operating in the industries and business segments in which the Company operates, (e) any failure, by itself, by the Company to meet any projections during any period ending (or for which results are released) after January 13, 2008 (provided that the underlying cause for such failure may be considered in determining whether there may be a Material Adverse Effect), (f) the announcement of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, joint venture partners or employees, (g) any action by Parent or any of its affiliates prior to January 13, 2008, or (h) any action or omission by the Company at the request or direction of Parent.

16.	CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

General. Except as otherwise set forth in this Offer to Purchase, Purchaser is not aware of any governmental licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer or of any approval or other action by any Governmental Entity which would be required for the acquisition or ownership of Shares by Purchaser pursuant to the Offer. In addition, except as set forth below, Purchaser is not aware of any filings, approvals or other actions by or with any Governmental Entity that would be required for Purchaser’s acquisition or ownership of the Shares.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material have been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filling of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Purchaser, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Purchaser’s substantial compliance with that request. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time. Purchaser filed a Premerger Notification and Report Form pursuant to the requirements of the HSR Act on January 23, 2008. We requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. The Company expects to submit its Premerger Notification and Report Form shortly, but in any event, the HSR Act requires such submission by the Company on or before February 4, 2008.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of the Shares pursuant to the Offer. At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, of the result.

German Antitrust Compliance. Under the provisions of the German Act against Restraints on Competition of 1958, as amended (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on January 22, 2008. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated only if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer. We do not believe that an additional filing will be required under the ARC in connection with the Merger if the acquisition of Shares occurs under the Offer. See Section 15– “Certain Conditions to the Offer”.

Other Foreign Competition Law Filings. The Company and its subsidiaries conduct business in a number of other foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Based upon information currently available to Parent and the Company, they currently believe that no other foreign jurisdiction requires prior approve of the Offer or Merger. However, there can be no assurance that compliance with foreign law may not delay or prevent consummation of the Offer. See Section 15– “Certain Conditions to the Offer”.

State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws. The Company is incorporated under the laws of the state of Minnesota. Under the MBCA and other Minnesota statutes, the Company is subject to several state takeover laws including, but not limited to, the Minnesota Control Share Acquisition Act and the Minnesota Business Combination Act. The Company has taken appropriate action in connection with its approval of the Merger Agreement, the Short Form Merger Option Agreement, the Shareholder Agreement, the Offer and the consummation of transactions contemplated thereby so that these laws do not affect the ability to consummate the Offer or the Merger.

Minnesota Control Share Acquisition Act. The Company is currently subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA, which provides that, absent certain exceptions, a person who becomes the beneficial owner of a new range of the voting power of the shares of an issuing public corporation (i.e., from less than 20% to 20% or more, from less than 33-1/3% to 33-1/3% or more, or from less than a majority to a majority) will lose voting rights with respect to the shares above any such new percentage level of voting control, in the absence of special shareholder approval. That approval can be obtained only by a resolution adopted by (i) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote and (b) the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote, excluding all “interested shares” (generally, shares held by the acquiring person, any officer of the issuing public corporation, or any director who is also an employee of the issuing public corporation). If such approval is not obtained, the issuing public corporation may redeem the shares that exceed the new percentage level of voting control at their market value. A shareholders’ meeting to vote on whether to grant voting power to the acquiring person may not be held unless the acquiring person has delivered an information statement to the issuing public corporation. The above provisions do not apply if the issuing public corporation’s articles of incorporation or bylaws approved by the corporation’s shareholders provide that the statute is inapplicable or if there is an applicable exception. The statute contains several exceptions, including an exception for cash tender offers (1) approved by a majority vote of the members of a committee composed solely of one or more disinterested directors of the issuing public corporation formed pursuant to MBCA Section 302A.673, subdivision 1, paragraph (d), prior to the commencement of, or the public announcement of the intent to commence, the offer, and (2) pursuant to which the acquiring person will become the owner of over 50% of the voting stock of the issuing public corporation. Under Section 302A.673 of the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. The Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws do not exclude the Company from the restrictions imposed by the Minnesota Control Share Acquisition Act. However, prior to the execution of the Merger Agreement, a committee composed solely of disinterested members of the Company Board approved the Offer and the Merger for purposes of the Minnesota Control Share Acquisition Act. Therefore, as an acquisition of shares pursuant to a cash tender offer of all the Shares that will not be consummated unless the Minimum Tender Condition is satisfied, the Offer is not subject to the Minnesota Control Share Acquisition Act under Section 302A.671 of the MBCA.

Minnesota Business Combination Act. The Company is currently subject to the Minnesota Business Combination Act under Section 302A.673 of the MBCA, which prohibits a publicly held Minnesota corporation, like the Company, from engaging in any “business combination,” including a merger, with an “interested shareholder” (defined as any beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of such corporation entitled to vote) for a period of four years after the date of the transaction in which the person became an interested shareholder, unless, among other things, a committee of that corporation’s board of directors comprised solely of one or more disinterested directors has given its approval of either the business combination or the transaction which resulted in the shareholder becoming an “interested shareholder”

prior to the shareholder becoming an interested shareholder. Under the MBCA, a director or person is “disinterested” if the director or person is neither an officer nor an employee, nor has been an officer or employee within five years preceding the formation of the committee, of the publicly held Minnesota corporation or of a related organization. Prior to the execution of the Merger Agreement, a committee composed solely of the Company’s disinterested directors approved Purchaser’s acquisition of the Shares pursuant to the Offer, the Shareholder Agreement, the Short Form Merger Option Agreement and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, for the purposes of the MBCA. Therefore, the restrictions of the Minnesota Business Combination Act do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer, the Shareholder Agreement or the Short Form Merger Option Agreement.

“Fair Price” Provision. Section 302A.675 of the Minnesota Business Corporation Act provides that an offeror may not acquire shares of a Minnesota publicly held corporation from a shareholder within two years following the offeror’s last purchase of shares of the same class pursuant to a takeover offer, including, but not limited to, acquisitions made by purchase, exchange or merger, unless the selling shareholder is afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. The provision described above does not apply if the proposed acquisition of shares is approved, before the purchase of any shares by the offeror pursuant to the earlier takeover offer, by a committee of the board of directors of the corporation, comprised solely of directors who: (i) are not, nor have been in the preceding five years, officers or directors of the corporation or a related organization, (ii) are not the offerors in the takeover offer or any affiliates or associates of the offeror, (iii) were not nominated for election as directors by the offeror or any affiliates or associates of the offeror and (iv) were directors at the time of the first public announcement of the earlier takeover offer or were nominated, elected, or recommended for election as directors by a majority of the directors. Prior to the execution of the Merger Agreement, a committee of the Company Board comprised solely of disinterested directors approved Purchaser’s acquisition of Shares pursuant to the Offer, the Shareholder Agreement, the Short Form Merger Option Agreement and the subsequent Merger, which the Purchaser intends to complete if it consummates the Offer, for the purposes of the MBCA. Therefore, the restrictions of Section 302A.675 of the MBCA do not apply to the Purchaser’s intended consummation of the Merger following the Purchaser’s acquisition of the Shares pursuant to the Offer, the Short Form Merger Option Agreement or the Shareholder Agreement.

Takeover Disclosure Statute. The Minnesota Takeover Disclosure Law, Minnesota Statutes Sections 80B.01-80B.13 (the “Takeover Disclosure Statute”), by its terms requires certain disclosures and the filing of certain disclosure material with the Minnesota Commissioner of Commerce (the “Commissioner”) with respect to any offer for a corporation, such as the Company, that has its principal place of business or principal executive office in Minnesota and a certain number or percentage of shareholders resident in Minnesota or a specified percentage of its shares owned by Minnesota residents. The Purchaser will file a registration statement with the Commissioner on the date of this Offer to Purchase or shortly thereafter. Although the Commissioner does not have an approval right with respect to the Offer, the Commissioner does review the disclosure material for the adequacy of such disclosure and is empowered to suspend summarily the Offer in Minnesota within three days of such filing if the Commissioner determines that the registration statement does not (or the material provided to beneficial owners of the Shares residing in Minnesota does not) provide full disclosure. If such summary suspension occurs, a hearing must be held (within 10 days of the summary suspension) as to whether to permanently suspend the Offer in Minnesota, subject to corrective disclosure. If the Commissioner takes action under the Takeover Disclosure Statute, such action may have the effect of significantly delaying the Offer. In filing a registration statement under the Takeover Disclosure Statute, the Purchaser does not concede that some or all of the provisions of the Takeover Disclosure Statute are applicable, valid, enforceable or constitutional.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer, the Merger or any other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer and the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15– “Certain Conditions to the Offer”.

Dissenters’ Rights. No rights to seek to obtain the “fair value” of their Shares are available to the Company’s shareholders in connection with the Offer. However, if the Merger is consummated, a shareholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under Sections 302A.471 and 302A.473 of the MBCA to dissent from the Merger and obtain payment in cash for the “fair value” of that shareholder’s Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (immediately prior to the effective time of the Merger) required to be paid in cash to dissenting shareholders of the Company for their Shares. Any such judicial determination of the fair value of the Shares would not necessarily include any element of value arising from the accomplishment or expectation of the Merger and could be based upon considerations other than or in addition to the consideration per share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Moreover, we may argue in such a judicial proceeding that, for purposes of such proceeding, the fair value of the Shares is less than the price per Share paid pursuant to the Offer or consideration per Share payable in the Merger. Under Subdivision 4 of Section 302A.471 of the MBCA, a Company shareholder’s rights with respect to the Merger are limited to the dissenters’ rights provided under Sections 302A.471 and 302A.473 of the MBCA. A Company shareholder has no right, at law or in equity, to set aside the approval of the Merger or the consummation of the Merger, unless such adoption or consummation was fraudulent with respect to such shareholder or the Company. Any Shares which are issued and outstanding immediately prior to the Effective Time of the Merger and which are held by a holder who has not voted such Shares in favor of the Merger and who has properly exercised dissenters’ rights with respect to such Shares in accordance with the MBCA (including Sections 302A.471 and 302A.473 thereof) and, as of the Effective Time of the Merger, has neither effectively withdrawn nor otherwise lost for any reason its right to exercise such dissenters’ rights, will not be converted into or represent a right to receive the consideration payable in the Merger. The holders of dissenting shares will be entitled to only such rights as are granted by Sections 302A.471 and 302A.473 of the MBCA. If any Company shareholder who asserts dissenters’ rights with respect to its Shares under the MBCA effectively withdraws or otherwise loses for any reason (including failure to perfect) dissenters’ rights, then as of the effective time of the Merger or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be cancelled and converted into and represent only the right to receive the consideration payable in the Merger, without interest, upon surrender of the certificate or certificates formerly representing such dissenting shares.

THE PRESERVATION AND EXERCISE OF DISSENTERS’ RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE MINNESOTA BUSINESS CORPORATION ACT. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTIONS 302A.471

AND 302A.473 OF THE MINNESOTA BUSINESS CORPORATION ACT FOR THE PERFECTION OF DISSENTERS’ RIGHTS WILL RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS UNDER THE MINNESOTA BUSINESS CORPORATION ACT IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY SHAREHOLDERS DESIRING TO EXERCISE ANY DISSENTERS’ RIGHTS AVAILABLE UNDER THE MINNESOTA BUSINESS CORPORATION ACT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MBCA.

DISSENTERS’ RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS’ RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS’ RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

17.	CERTAIN FEES AND EXPENSES.

MacKenzie Partners, Inc. has been retained by Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all of these services in addition to reimbursement of reasonable out-of-pocket expenses. Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

American Stock Transfer & Trust Company has been retained by Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Depository and the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

18.	MISCELLANEOUS.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by Parent and its respective affiliates). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with the state statute. If, after a good faith effort Purchaser cannot comply with any the state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in the state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO

PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8.

SOLICITATION OF PROXIES

THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF THE COMPANY’S SHAREHOLDERS. ANY SOLICITATION WHICH THE PURCHASER OR ANY OF ITS AFFILIATES MIGHT SEEK WOULD BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE EXCHANGE ACT.

TEREX MINNESOTA, INC.

January 28, 2008

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

The name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser and Parent are set forth below. Unless otherwise indicated, the business address of each director and executive officer of Terex Corporation is 200 Nyala Farm Road, Westport, CT 06880. None of the persons listed below has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all persons listed below are citizens of the United States.

1.	Terex Minnesota, Inc.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Business Address
Robert G. Isaman

Director and President. President, Terex Construction since January 2007. Prior to joining Terex Corporation, Mr. Isaman spent 21 years at United Technologies Corporation, a diversified industrial manufacturer, in a number of positions, most recently as President of Fire Safety Americas, UTC Fire & Security.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Phil Widman

Director and Vice President of Finance. Senior Vice President and Chief Financial Officer of Terex Corporation since 2002. Prior to joining Terex, Mr. Widman served as Executive Vice President, Chief Financial Officer of Philip Services Corporation, an industrial outsourcing and metal services company, from 1998 to 2001, and as an independent consultant from 2001 to 2002.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Eric I Cohen

Director, Vice President and Secretary. Senior Vice President, Secretary and General Counsel of Terex Corporation since 1998. Prior to joining Terex, Mr. Cohen was a partner with the New York City law firm of Robinson Silverman Pearce Aronsohn & Berman LLP (which firm has since merged with Bryan Cave LLP).

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Charles Snavely	Treasurer. Vice President, Finance, Treasury and Risk Management of Terex Corporation since 2004. Prior to joining Terex, Mr. Snavely was Vice President of Finance and Taxes at Rayonier, Inc.	Terex Corporation 200 Nyala Farm Road Westport, CT 06880

2.	Terex Corporation

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years	Business Address
Ronald M. DeFeo

Chairman and Chief Executive Officer since 2007. Previously Mr. DeFeo was appointed President and Chief Operating Officer of Terex Corporation in 1993, Chief Executive Officer of Terex in 1995 and Chairman of the Board in 1998. He joined Terex in 1992. Mr. DeFeo also serves as a director of Kennametal Inc. (a supplier of Terex).

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Thomas J. Riordan

President and Chief Operating Officer since January 2007. Prior to joining Terex Corporation, Mr. Riordan was Executive Vice President and Chief Operating Officer of SPX Corporation, a diversified global industrial manufacturer. From 1997 to 2006, he held a number of positions of increasing responsibility at SPX, resulting in his appointment as Executive Vice President and Chief Operating Officer of SPX.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Phillip C. Widman

Senior Vice President and Chief Financial Officer since 2002. Prior to joining Terex Corporation, Mr. Widman served as Executive Vice President, Chief Financial Officer of Philip Services Corporation, an industrial outsourcing and metal services company, from 1998 to 2001, and as an independent consultant from 2001 to 2002.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Steve Filipov	President, Terex Cranes since 2004. At that time, Mr. Filipov had been serving as President of the international operations for Terex Cranes since 2002. Mr. Filipov started with Terex in 1995.	Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Richard Nichols

President, Terex Materials Processing & Mining since 2004. Prior to that, Mr. Nichols served as Terex Corporation’s Vice President and General Manager, Infrastructure since April 2003. Mr. Nichols previously held the position of Vice President and General Manager of Terex Mining Trucks since joining the Company in October 2000.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Hyeryun Lee Park

President, Terex Asia since March 2006. Prior to that, she was President and owner of Midas Alliance Group, a consulting company with approximately 60 consultants with offices in Chicago, Seoul, and Washington, D.C., since January 2001.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880

Timothy A. Ford

President, Terex Aerial Work Platforms since October 2006. Prior to joining Terex Corporation, since 2005, Mr. Ford was Executive Vice President of The Toro Company. Prior to that, Mr. Ford held various senior executive positions with The Toro Company since 2001.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Robert G. Isaman

President, Terex Construction since January 2007. Prior to joining Terex Corporation, Mr. Isaman spent 21 years at United Technologies Corporation, a diversified industrial manufacturer, in a number of positions, most recently as President of Fire Safety Americas, UTC Fire & Security.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Brian J. Henry	Senior Vice President, Finance and Business Development since October 2002. Mr. Henry has been employed by Terex Corporation since 1993.	Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Eric I Cohen

Senior Vice President, Secretary and General Counsel since 1998. Prior to joining the Company, Mr. Cohen was a partner with the New York City law firm of Robinson Silverman Pearce Aronsohn & Berman LLP (which firm has since merged with Bryan Cave LLP).

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Kevin A. Barr	Senior Vice President, Human Resources since 2006. Prior to that, Mr. Barr had been serving as Vice President, Human Resources of Terex Corporation since September 25, 2000.	Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Katia Facchetti

Senior Vice President and Chief Marketing Officer since 2006. Prior to joining Terex Corporation, Ms. Facchetti was President of Fusion 5, a marketing innovation consultancy serving major industrial and consumer clients, where she was appointed President in 2004.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Jonathan D. Carter

Vice President, Controller and Chief Accounting Officer since 2006. Since February 2005, Mr. Carter served in the role of Acting Controller and Chief Accounting Officer of Terex Corporation. Prior to his current responsibilities, Mr. Carter served as Chief Financial Officer of the Terex Aerial Work Platforms segment since September 2002.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Colin Fox	Senior Vice President, Terex Business Systems since 2004. At that time, Mr. Fox had been serving as Vice President, Operations of Genie since 1997.	Terex Corporation 200 Nyala Farm Road Westport, CT 06880

G. Chris Andersen

Lead Director. Mr. Andersen has been a merchant banker since 1996 and is currently a partner of G.C. Andersen Partners, LLC, a private merchant banking and advisory firm, and also serves as the non-executive Chairman of the Board of Directors of Millennium Cell Inc.

G.C. Anderson Partners LLC 430 Park Avenue, Suite 701 New York, NY 10022
Don DeFosset

Director. Mr. DeFosset retired in November 2005 as Chairman, President and Chief Executive Officer of Walter Industries, Inc., a diversified company with principal operating businesses in homebuilding and home financing, water transmission products and energy services. Mr. DeFosset had served since November 2000 as President and CEO, and since March 2002 as Chairman, of Walter Industries.

C/o: Terex Corporation 200 Nyala Farm Road Westport, CT 06880
William H. Fike

Lead Director. Mr. Fike has been President of Fike & Associates, a consulting firm, since January 2000. Mr. Fike retired as the Vice Chairman and Executive Vice President of Magna International Inc., an automotive parts manufacturer based in Ontario, Canada, in February 1999.

C/o: Terex Corporation 200 Nyala Farm Road Westport, CT 06880
David A. Sachs	Director. Mr. Sachs is a Managing Director, Head of the Capital Markets Group and Co-Portfolio Manager of Ares Management LLC, an investment management firm of which he was a founder in 1997.	Ares Management, LLC 1999 Avenue of the Stars, Suite 1900 Los Angeles, CA 90067
Dr. Donald P. Jacobs

Director. Dr. Jacobs is Dean Emeritus and the Gaylord Freeman Distinguished Professor of Banking of the J.L. Kellogg Graduate School of Management at Northwestern University, positions he has held since 2001.

J.L. Kellogg Graduate School of Management Northwestern University 2001 Sheridan Road Evanston, IL 60208
Helge H. Wehmeier

Director. Mr. Wehmeier retired in December 2004 as Vice-Chairman of Bayer Corporation, a post he held since July 1, 2002. Prior to that, Mr. Wehmeier served as President and Chief Executive Officer of Bayer Corporation from 1991 through June 2002.

C/o: Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Paula H. J. Cholmondeley

Director. Ms. Cholmondeley is currently a private consultant on strategic planning. She served as Vice President and General Manager of Sappi Fine Paper, North America from 2000 through 2004, where she was responsible for their Specialty Products division.

The Sorrel Group P.O. Box 490 Brookline, MA 02446

Oren G. Shaffer

Director. Mr. Shaffer has been the Vice Chairman and Chief Financial Officer of Qwest Communications International Inc. since July 2002. Prior to joining Qwest, Mr. Shaffer was President and Chief Operating Officer of Sorrento Networks, a maker of optical products, beginning in 2000.

Qwest Communications International, Inc. 1801 California Street, 52nd Floor Denver, CO 80202

The Letter of Transmittal, certificates for Shares, Notice of Guaranteed Delivery and any other required documents should be sent or delivered by each shareholder of the Company or the shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	By Hand or Courier: American Stock Transfer & Trust Company Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Any questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent, and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance, concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com